Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated November 5, 2026, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 ("Interim Financial Statements"), as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2025. All financial information provided in this MD&A has been prepared in accordance with International Financial Reporting Standards ("IFRS") and International Accounting Standard ("IAS") 34 Interim Financial Reporting, and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (which are filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, which can be found online at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.

Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in the "Risk Factors" sections of Pembina's MD&A and Annual Information Form ("AIF"), each for the year ended December 31, 2025. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.
Pembina Pipeline Corporation Third Quarter 2026 1

1. ABOUT PEMBINA
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose
We deliver extraordinary energy solutions so the world can thrive.
Vision
Together, we shape the future by connecting North American energy to the world.
Values
At Pembina, we are an organization that cares not only about results, but how those results are achieved. We are:
•Safe: We care for each other.
•Trustworthy: We have each other's backs.
•Respectful: We seek to be gracious and kind.
•Collaborative: We are great together.
•Entrepreneurial: We create to succeed.
Strategy
Pembina's strategy is underpinned by energy fundamentals and the advantages of its differentiated platform. The Company is poised to benefit from growing global energy demand, increasing strategic relevance of North American energy, and emerging demand drivers such as LNG, petrochemicals, and data centre power demand. The advantages of Pembina's integration, scale, superior market access, entrepreneurial approach, and track record of execution uniquely position it to further strengthen and extend its unmatched, industry-leading value chain. Pembina's strategy includes three priorities:
1.Capture – growing and strengthening Pembina's core franchise in premier resource plays through expansions of pipeline, gas processing, and fractionation capacity aligned with customer demand and basin fundamentals.
2.Connect – providing pathways for commodities to reach higher value domestic and global markets through expanded egress, including LNG and LPG exports, and infrastructure that improves market access from constrained basins.
3.Catalyze – developing new demand platforms in the markets where Pembina operates, including gas-to-power solutions for data centres, supply for petrochemicals, and other initiatives that create incremental demand for products and services across Pembina's business.

2 Pembina Pipeline Corporation Third Quarter 2026

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Revenue	2,179	1,791	388
Net revenue(1)	1,280	1,211	69
Operating expenses	239	259	(20)
Gross profit	1,007	658	349
Adjusted EBITDA(1)	1,128	1,034	94
Earnings	570	286	284
Earnings per common share – basic and diluted (dollars)	0.92	0.43	0.49
Adjusted earnings(1)	479	432	47
Adjusted earnings per common share – basic (dollars)(1)	0.77	0.68	0.09
Cash flow from operating activities	900	810	90
Cash flow from operating activities per common share – basic (dollars)	1.55	1.39	0.16
Adjusted cash flow from operating activities(1)	751	648	103
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.29	1.12	0.17
Capital expenditures	203	178	25
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Change in Earnings ($ millions)
Earnings Overview
Earnings in the third quarter of 2026 increased by $284 million, reflecting an increase in NGL margins driven by the benefits from exposure to premium propane prices in Asian markets through West Coast exports, as well as higher North American NGL prices, combined with a higher share of profit from PGI, as well as strong underlying operational performance and higher volumes across the Pipelines and Facilities divisions, partially offset by the impact of the Alliance New Toll Structure, defined below. Further details by division are outlined below:
•Pipelines: Decreased earnings largely driven by lower net revenue due to the impact of the new toll structure and revenue-sharing mechanism on the Alliance Pipeline that came into effect on November 1, 2025 ("Alliance New Toll Structure"), partially offset by higher volumes on the Nipisi and Drayton Valley Pipelines, and lower operating expenses.
•Facilities: Increased earnings primarily due to a higher share of profit from PGI driven by higher volumes from certain PGI assets combined with lower impairment expense, as well as higher contributions from the Redwater Complex following RFS IV being placed into service in May 2026.
•Marketing & New Ventures: Increased earnings primarily due to higher net revenue from contracts with customers driven by an increase in NGL margins, combined with a higher share of profit from Cedar LNG and Greenlight, both largely due to unrealized gains on interest rate derivative financial instruments in the current quarter. Revenue from risk management and other derivative contracts was consistent with the prior year period as the unrealized gain on the Cedar LNG third-party capacity commercial arrangement was mostly offset by unrealized and realized losses on NGL-based derivatives.
•Corporate and Income Tax: Decreased earnings largely due to higher income tax expense.
Pembina Pipeline Corporation Third Quarter 2026 3

Adjusted Earnings(1) Overview
Adjusted earnings in the third quarter of 2026 increased by $47 million compared to the prior year period. The change reflects similar factors that impacted earnings, discussed above, excluding the lower impairment expense recognized on certain PGI assets and the higher share of profit from Cedar LNG and Greenlight. The positive factors were partially offset by lower realized gains on derivative instruments in the Marketing & New Ventures division.
Adjusted EBITDA(1) Overview
Adjusted EBITDA in the third quarter of 2026 increased by $94 million compared to the prior year period. The change primarily reflects an increase in NGL margins driven by the benefits from exposure to premium propane prices in Asian markets through West Coast exports, as well as higher North American NGL prices, combined with higher volumes from certain PGI assets, increased revenue from the Redwater Complex and the Nipisi and Drayton Valley Pipelines, and lower operating expenses. These factors were partially offset by the impact of the Alliance New Toll Structure and realized losses on commodity-based derivatives.
Further details and additional factors impacting earnings and adjusted EBITDA by division are discussed in the "Segment Results" section of this MD&A.
Cash Flow Measures

For the Three Months Ended September 30
Cash flow from operating activities
$90 million increase, largely driven by higher earnings adjusted for items not involving cash, higher distributions received from equity accounted investees, the net change in contract liabilities, and the change in non-cash operating working capital. These impacts were partially offset by higher taxes paid.

Adjusted cash flow from operating activities(1)
$103 million increase, due to similar factors impacting cash flow from operating activities, discussed above, excluding taxes paid and the change in non-cash working capital, combined with lower accrued share-based payment expense, partially offset by higher current income tax expense.

Adjusted cash flow from operating activities per common share – basic (dollars)(1)	$0.17 increase, primarily due to the factors impacting adjusted cash flow from operating activities, discussed above, while outstanding common shares remained consistent with prior year period.
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
4 Pembina Pipeline Corporation Third Quarter 2026

Consolidated Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Revenue	6,437	5,865	572
Net revenue(1)	3,893	3,738	155
Operating expenses	693	720	(27)
Gross profit	2,869	2,366	503
Adjusted EBITDA(1)	3,323	3,214	109
Earnings	1,580	1,205	375
Earnings per common share – basic and diluted (dollars)	2.55	1.88	0.67
Adjusted earnings(1)	1,391	1,330	61
Adjusted earnings per common share – basic (dollars)(1)	2.23	2.10	0.13
Cash flow from operating activities	2,132	2,440	(308)
Cash flow from operating activities per common share – basic (dollars)	3.67	4.20	(0.53)
Adjusted cash flow from operating activities(1)	2,319	2,123	196
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	3.99	3.65	0.34
Capital expenditures	608	549	59
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Change in Earnings ($ millions)
Earnings Overview
Earnings during the first nine months of 2026 increased by $375 million, reflecting an increase in NGL margins driven by the benefits from exposure to premium propane prices in Asian markets through West Coast exports, as well as higher North American NGL and crude oil prices, combined with a higher share of profit from PGI, as well as strong underlying operational performance and higher volumes across the Pipelines and Facilities divisions, partially offset by the impact of the Alliance New Toll Structure. Further details by division are outlined below:
•Pipelines: Decreased earnings largely driven by lower net revenue due to the Alliance New Toll Structure, partially offset by an increase in interruptible and seasonal revenue on the Alliance Pipeline. Pipelines earnings were also positively impacted by higher revenue on the Cochin Pipeline due to prior period tariff adjustments and higher interruptible volumes, along with higher volumes on the Nipisi and Drayton Valley Pipelines, and lower operating expenses.
•Facilities: Increased earnings primarily due to a higher share of profit from PGI driven by higher volumes from certain PGI assets, higher recoveries from an asset upgrade, and lower impairment expense. Additionally, higher contributions from the Redwater Complex were driven by RFS IV being placed into service in May 2026 and improved volumes due to a planned outage in the 2025 period, that did not reoccur in the current period.
•Marketing & New Ventures: Increased earnings primarily due to higher net revenue from contracts with customers driven by an increase in NGL margins as well as higher crude oil prices and volumes, combined with higher share of profit from Cedar LNG and Greenlight, both largely due to unrealized gains on interest rate derivative financial instruments in the current period. Additionally, higher revenue from risk management and physical derivative contracts mainly due to unrealized gains in the 2026 period related to the Cedar LNG third-party capacity commercial arrangement and higher unrealized gains on power purchase agreements, offset in part by net losses on NGL-based derivatives.
•Corporate and Income Tax: Decreased earnings largely due to higher income tax expense and higher general and administrative expenses driven by an increase in long-term incentive costs.
Pembina Pipeline Corporation Third Quarter 2026 5

Adjusted Earnings(1) Overview
Adjusted earnings in the first nine months of 2026 increased by $61 million compared to the prior year period. The change reflects similar factors that impacted earnings, discussed above, excluding the lower impairment expense recognized on certain PGI assets, unrealized gains on derivative instruments in the Marketing & New Ventures division, and higher share of profit from Cedar LNG and Greenlight.
Adjusted EBITDA(1) Overview
Adjusted EBITDA in the first nine months of 2026 increased by $109 million compared to the prior year period. The change primarily reflects an increase in NGL margins driven by the benefits from exposure to premium propane prices in Asian markets through West Coast exports, as well as higher North American NGL and crude oil prices, combined with higher volumes from certain PGI assets, and higher interruptible and seasonal volumes on the Alliance Pipeline. In addition, higher revenue from the Redwater Complex and the Cochin, Nipisi and Drayton Valley Pipelines, as well as lower operating expenses, contributed to an increase in adjusted EBITDA. These factors were partially offset by the impact of the Alliance New Toll Structure and realized losses on commodity-based derivatives.
Further details and additional factors impacting earnings and adjusted EBITDA by division are discussed in the "Segment Results" section of this MD&A.
Cash Flow Measures

For the Nine Months Ended September 30
Cash flow from operating activities
$308 million decrease, largely driven by the change in non-cash operating working capital. This was primarily due to a significant increase in trade accounts receivable, reflecting both higher sales and volumes, as well as a considerable rise in margin deposits relating to derivative contracts, which were all largely the result of the higher commodity prices and volatility in the 2026 period. Cash flow from operating activities was also impacted by a decrease in accounts payable due to payments to customers for routine annual adjustments and the settlement of the refund liability related to the Alliance New Toll Structure in the 2026 period. In addition, higher taxes paid in 2026 contributed to the decrease. These impacts were partially offset by higher earnings adjusted for items not involving cash and higher distributions received from equity accounted investees.

Adjusted cash flow from operating activities(1)
$196 million increase, due to the same factors impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital and taxes paid, which results in an increase in adjusted cash flow from operating activities. Other factors impacting adjusted cash flow from operating activities include lower current income tax expense and lower preferred dividends paid, partially offset by higher accrued share-based payment expense.

Adjusted cash flow from operating activities per common share – basic (dollars)(1)	$0.34 increase, primarily due to the factors impacting adjusted cash flow from operating activities, discussed above, while outstanding common shares remained consistent with prior year period.
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
6 Pembina Pipeline Corporation Third Quarter 2026

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, and storage in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. Through Pembina's wholly-owned and joint venture assets, the Pipelines Division manages pipeline transportation capacity of approximately 3.0 mmboe/d(1) and above ground storage capacity of approximately 10 mmbbls(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oil, condensate and natural gas liquids from western Alberta and northeast British Columbia to downstream pipelines and processing facilities in the Edmonton, Alberta area. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage and terminalling services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages to Pembina's Facilities Division assets across North America, enabling flexibility and optionality in the Company's customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, and Illinois, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Through its wholly-owned assets and its interest in PGI, Pembina's natural gas gathering and processing facilities are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and may be serviced by the Company's other businesses. Pembina provides its customers with sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 6.8 bcf/d(1). Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Channahon Facility at the terminus. The Facilities Division includes approximately 485 mbpd(1) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity, various oil batteries, associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are accessible to Pembina's other strategically-located assets and pipeline systems, providing customers with flexibility and optionality to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division leverages Pembina's integrated value chain and existing network of pipelines, facilities, and energy infrastructure assets to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. The division also focuses on developing new business platforms and undertaking initiatives that seek to reduce the greenhouse gas emissions of Pembina's and its customers' operations.
Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities, including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil, electricity, and carbon credits), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Through this infrastructure capacity, including Pembina's Prince Rupert Terminal and export capacity secured at third-party facilities, as well as utilizing the Company's expansive rail fleet and logistics capabilities, Pembina's marketing business adds incremental value to the commodities by accessing high value markets across North America and globally.
The Marketing & New Ventures Division is also responsible for the development of new large-scale, or value chain extending projects aligned with Pembina's three C's strategy.
(1)Net capacity.
Pembina Pipeline Corporation Third Quarter 2026 7

Financial and Operational Overview by Division

	3 Months Ended September 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Pipelines	2,796	441	441	606	2,750	477	460	630
Facilities	867	169	230	400	861	58	252	354
Marketing & New Ventures	350	332	151	167	348	68	79	99
Corporate	—	(203)	(201)	(45)	—	(205)	(203)	(49)
Income tax expense	—	(169)	(142)	—	—	(112)	(156)	—
Total		570	479	1,128		286	432	1,034

	9 Months Ended September 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Pipelines	2,813	1,388	1,389	1,879	2,775	1,468	1,452	1,953
Facilities	885	570	625	1,149	861	384	581	1,030
Marketing & New Ventures	357	711	412	466	340	342	324	383
Corporate	—	(647)	(650)	(171)	—	(624)	(624)	(152)
Income tax expense	—	(442)	(385)	—	—	(365)	(403)	—
Total		1,580	1,391	3,323		1,205	1,330	3,214
(1)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude oil and NGL volumes.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
8 Pembina Pipeline Corporation Third Quarter 2026

Equity Accounted Investees Overview by Division

	3 Months Ended September 30
	2026						2025
($ millions, except where noted)	Share of profit	Adjusted earnings(4)	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)	Share of loss	Adjusted (loss) earnings(4)	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)
Pipelines(1)	—	—	1	—	—	—	(1)	(1)	—	—	—	—
Facilities(2)	37	96	212	81	158	371	(51)	143	194	74	128	357
Marketing & New Ventures(3)	150	1	(2)	42	—	—	(14)	(2)	(1)	34	—	—
Total	187	97	211	123	158	371	(66)	140	193	108	128	357

	9 Months Ended September 30
	2026						2025
($ millions, except where noted)	Share of profit	Adjusted earnings (loss)(4)	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)	Share of profit (loss)	Adjusted earnings (loss)(4)	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)
Pipelines(1)	1	1	3	—	—	—	—	—	3	—	—	—
Facilities(2)	199	252	617	227	402	371	60	256	544	198	396	356
Marketing & New Ventures(3)	133	(3)	(4)	227	63	—	(22)	(2)	(3)	86	—	—
Total	333	250	616	454	465	371	38	254	544	284	396	356
(1)    Pipelines includes Grand Valley.
(2)    Facilities includes PGI and Fort Corp.
(3)    Marketing and New Ventures includes Greenlight, Cedar LNG, and ACG.
(4)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(5)    Distributions exclude returns of capital. In 2026, Pembina received $45 million from PGI as a return of capital (2025: nil).
(6)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Refer to the "Segment Results – Changes in Results" sections of this MD&A under each of the divisions for additional information.
For the three and nine months ended September 30, 2026 and 2025, contributions in the Facilities Division were made to PGI to partially fund growth capital projects. During the nine months ended September 30, 2026, contributions in Marketing & New Ventures were made to Cedar LNG to fund the Cedar LNG Project and to Greenlight for the purchase of land. Refer to the "Segment Results – Marketing & New Ventures Division – Projects & New Developments" sections of this MD&A for additional information.
Pembina Pipeline Corporation Third Quarter 2026 9

Pipelines
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Pipelines revenue(1)	819	882	(63)
Cost of goods sold(1)	7	10	(3)
Net revenue(1)(2)	812	872	(60)
Operating expenses(1)	191	221	(30)
Depreciation and amortization included in gross profit	150	161	(11)
Share of loss from equity accounted investees	—	(1)	1
Gross profit	471	489	(18)
Earnings	441	477	(36)
Adjusted earnings(2)	441	460	(19)
Adjusted EBITDA(2)	606	630	(24)
Volumes(3)	2,796	2,750	46

Change in Results
Net revenue(1)(2)	Decrease largely due to lower net revenue on the Alliance Pipeline as a result of the impacts of the Alliance New Toll Structure, combined with the sale of the North segment of the Western Pipeline in the third quarter of 2025. These decreases were partially offset by higher contracted volumes on the Nipisi and Drayton Valley Pipelines.
Operating expenses(1)	Decrease primarily due to the sale of the North segment of the Western Pipeline in the third quarter of 2025, as well as lower integrity spend and power costs on certain Pipeline assets.
Depreciation and amortization included in gross profit	Decrease largely due to a change in estimate related to the decommissioning provision of certain assets, change in estimated useful life of certain intangible assets, and fewer asset retirements.
Earnings
Decrease primarily due to lower net revenue on the Alliance Pipeline, partially offset by higher revenue on the Nipisi and Drayton Valley Pipelines, lower integrity spend and power costs on certain Pipeline assets, and lower depreciation expense.

Adjusted EBITDA(2)	Decrease due to similar factors that impacted earnings, discussed above, excluding depreciation expense.
Volumes(3)	Increase largely due to higher interruptible volumes on AEGS, higher contracted volumes on the Nipisi and Drayton Valley Pipelines, and higher volumes on the Peace Pipeline system.
Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
10 Pembina Pipeline Corporation Third Quarter 2026

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Pipelines revenue(1)	2,532	2,650	(118)
Cost of goods sold(1)	35	37	(2)
Net revenue(1)(2)	2,497	2,613	(116)
Operating expenses(1)	564	604	(40)
Depreciation and amortization included in gross profit	455	477	(22)
Share of profit from equity accounted investees	1	—	1
Gross profit	1,479	1,532	(53)
Earnings	1,388	1,468	(80)
Adjusted earnings(2)	1,389	1,452	(63)
Adjusted EBITDA(2)	1,879	1,953	(74)
Volumes(3)	2,813	2,775	38

Change in Results
Net revenue(1)(2)
Decrease largely due to the impacts of the Alliance New Toll Structure and the sale of the North segment of the Western Pipeline in the third quarter of 2025. This was partially offset by higher interruptible and seasonal revenue on the Alliance Pipeline, a prior period tariff adjustment and higher volumes on the Cochin Pipeline, combined with higher contracted volumes on the Nipisi and Drayton Valley Pipelines.

Operating expenses(1)	Decrease primarily due to the sale of the North segment of the Western Pipeline in the third quarter of 2025, as well as lower integrity spend and power costs on certain Pipeline assets.
Depreciation and amortization included in gross profit	Decrease largely due to a change in estimate related to the decommissioning provision of certain assets and a change in estimated useful life of certain intangible assets.
Earnings
Decrease primarily due to lower net revenue on the Alliance Pipeline, partially offset by higher revenue on the Cochin, Nipisi and Drayton Valley Pipelines, lower depreciation expense, as well as lower integrity spend and power costs on certain Pipeline assets.

Adjusted EBITDA(2)	Decrease due to similar factors that impacted earnings, discussed above, excluding depreciation expense.
Volumes(3)
Increase largely due to higher contracted volumes on the Nipisi Pipeline that came into effect April 2026, higher interruptible volumes on AEGS, Cochin Pipeline, and Alliance Pipeline, as well as higher contracted volumes on the Drayton Valley Pipeline.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation Third Quarter 2026 11

Financial and Operational Overview

	3 Months Ended September 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)
Pipelines(3)
Conventional	1,009	302	302	354	1,001	308	290	351
Transmission	722	88	88	176	699	135	136	214
Oil Sands & Heavy Oil	1,065	51	51	76	1,050	34	34	65
Total	2,796	441	441	606	2,750	477	460	630

	9 Months Ended September 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)
Pipelines(3)
Conventional	1,015	903	904	1,066	1,013	906	888	1,060
Transmission	738	355	355	599	720	461	462	698
Oil Sands & Heavy Oil	1,060	130	130	214	1,042	101	102	195
Total	2,813	1,388	1,389	1,879	2,775	1,468	1,452	1,953
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)     Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division. Refer to Pembina's AIF for the year ended December 31, 2025.
12 Pembina Pipeline Corporation Third Quarter 2026

Projects & New Developments(1)
The Pipelines Division continues to grow its transportation assets to service customer demand. The following outlines the projects and new developments within the Pipelines Division:

Fox Creek-to-Namao Expansion
Capital Budget: $200 million	In-service Date(1): Q1 2027	Status: On time, on budget
The Fox Creek-to-Namao Expansion includes the addition of three new midpoint pump stations and upgrades to three existing pump stations, which will add approximately 70,000 bpd of propane-plus capacity to the market delivery pipelines from Fox Creek, Alberta to Namao, Alberta, while also increasing operational and logistical flexibility. This debottleneck expansion is intended to enable future growth by increasing the total capacity of the Peace and Northern Pipeline systems to approximately 1.2 mmbpd. The project was sanctioned in December 2025 and construction activities continued during the third quarter of 2026.

Birch-to-Taylor Expansion
Capital Budget: $310 million	In-service Date(1): Q4 2027	Status: On time, on budget
The Birch-to-Taylor Expansion includes a new 95-kilometre pipeline and facility upgrades that will add approximately 120,000 bpd of capacity for propane-plus and condensate to that corridor. Construction activities continued during the third quarter of 2026.

Taylor-to-Gordondale Expansion
Capital Budget: $115 million	In-service Date(1): Q1 2027	Status: On time, on budget
The Taylor-to-Gordondale Expansion will further accommodate growing volumes in northeast British Columbia and northwest Alberta. Pembina and Plateau Pipe Line Ltd., a subsidiary of Pembina, are proceeding with the initial scope of this project, which includes new and upgraded pump stations downstream of Taylor, British Columbia and a new 16-kilometre pipeline connecting production in Alberta to the Gordondale pump station. Construction activities continued during the third quarter of 2026.

(1)    Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section of this MD&A.
On July 2, 2026, Pembina announced that it had entered into a non-binding agreement with the Government of Canada, the Province of Alberta, Trans Mountain Corporation, and the Alberta Petroleum and Marketing Commission, to participate in a proposed nation-building energy infrastructure initiative intended to strengthen Canada's energy transportation network and expand market access for Canadian crude oil. The Pacific Link pipeline ("Pacific Link") would be a new approximately one million bpd crude oil pipeline system connecting Alberta to Canada's West Coast, and a related export terminal. Pembina's economic interest in Pacific Link would be 10 percent through construction of the project, with the opportunity for Pembina to acquire up to an additional 10 percent interest when the project enters commercial operation. Trans Mountain Corporation will serve as the lead project proponent, and be responsible for construction of the project, the regulatory process, stakeholder and Indigenous engagement, and subsequent operation of the asset. Pembina will contribute its development and execution expertise to the project. Pembina has full discretion over any final investment decision ("FID") for its interest and shall have no at-risk development capital prior to FID.
On October 1, 2026 Pacific Link reached a key milestone with its listing by the Government of Canada as a 'Project of National Interest' ("PONI") under the Building Canada Act (Canada). The PONI listing is expected to provide greater certainty through a clearer, more efficient and predictable federal review process that will maintain environmental standards and Indigenous consultation requirements. The review process will be led by the Major Projects Office and the Canada Energy Regulator. Pembina and the other project proponents are continuing to advance key project development work streams including environmental, regulatory and engineering, as well as Indigenous and community engagement. The application for Conditions Assessment is expected to be submitted to the Major Projects office in early 2027 and conditions are anticipated to be finalized in the second half of 2027.

Pembina Pipeline Corporation Third Quarter 2026 13

Facilities
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Facilities revenue(1)	331	300	31
Operating expenses(1)	139	134	5
Depreciation and amortization included in gross profit	51	48	3
Share of profit (loss) from equity accounted investees	37	(51)	88
Gross profit	178	67	111
Earnings	169	58	111
Adjusted earnings(2)	230	252	(22)
Adjusted EBITDA(2)	400	354	46
Volumes(3)	867	861	6

Changes in Results
Revenue(1)	Increase was primarily due to higher revenue at the Redwater Complex driven by RFS IV being placed into service in May 2026 and higher demand for terminalling services, along with higher revenue from Vancouver Wharves as a result of increased demand for services.
Operating expenses(1)	Consistent with prior year period.
Share of profit (loss) from equity accounted investees
Increase due to higher earnings from PGI largely the result of lower impairment expense of $50 million (net to Pembina, after tax) recognized on certain PGI assets in the third quarter of 2026 (2025: $146 million net to Pembina, after tax) and higher contributions from certain PGI assets as a result of an increase in volumes, discussed below. These increases were partially offset by a gain following the amendment of PGI's credit facility recognized in the third quarter of 2025, that did not reoccur in the current quarter.

Earnings
Increase largely due to higher share of profit from PGI, discussed above, along with higher revenue from RFS IV being placed into service in May 2026, higher demand for terminalling services at the Redwater Complex, and higher revenue from Vancouver Wharves.

Adjusted EBITDA(2)
Increase largely due to the higher contributions from PGI assets as a result of an increase in volumes, higher revenue at both the Redwater Complex and Vancouver Wharves. Included in adjusted EBITDA is $212 million (2025: $191 million) related to PGI.

Volumes(3)
Increase largely due to higher volumes on PGI assets primarily related to the Wapiti Expansion being placed into service in March 2026 and fewer planned outages compared to the same period in 2025. Additional volumes from RFS IV being placed into service in May 2026 also contributed to an increase in volumes. These increases were partially offset by lower contracted volumes at the Saturn Complex, lower volumes at Younger due to an asset upgrade in the third quarter of 2026 and lower volumes at Aux Sable due to a decrease in ethane sales. Volumes include 371 mboe/d (2025: 357 mboe/d) related to PGI.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
14 Pembina Pipeline Corporation Third Quarter 2026

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Facilities revenue(1)	953	902	51
Operating expenses(1)	404	400	4
Depreciation and amortization included in gross profit	149	152	(3)
Share of profit from equity accounted investees	199	60	139
Gross profit	599	410	189
Earnings	570	384	186
Adjusted earnings(2)	625	581	44
Adjusted EBITDA(2)	1,149	1,030	119
Volumes(3)	885	861	24

Changes in Results
Revenue(1)
Increase was primarily due to higher revenue at the Redwater Complex driven by RFS IV being placed into service in May 2026, higher demand for terminalling services, and improved volumes due to a planned outage at the Redwater Complex in the 2025 period that did not reoccur in the current period, along with higher revenue from Vancouver Wharves as a result of increased demand for services.

Operating expenses(1)	Consistent with prior year period.
Share of profit from equity accounted investees
Increase due to higher earnings from PGI, driven by lower impairment expense of $50 million (net to Pembina, after tax) recognized on certain PGI assets in the 2026 period (2025: $146 million net to Pembina, after tax). Higher contributions from certain PGI assets as a result of an increase in volumes, discussed below, higher recoveries driven by an asset upgrade, and unrealized gains on interest rate derivative financial instruments recognized by PGI in the 2026 period compared to losses in the 2025 period also contributed to the increase. These factors were partially offset by a gain recognized in the 2025 period following the amendment of PGI's credit facility, that did not reoccur in the current period, as well as higher income tax expense.

Earnings	Increase largely due to higher share of profit from PGI, discussed above, along with higher revenue from the Redwater Complex and Vancouver Wharves.
Adjusted EBITDA(2)
Increase primarily due to higher volumes from certain PGI assets driven by stronger performance and fewer outages, combined with higher recoveries from an asset upgrade. In addition, higher revenue from the Redwater Complex and Vancouver Wharves, contributed to an increase in adjusted EBITDA. Included in adjusted EBITDA is $612 million (2025: $537 million) related to PGI.

Volumes(3)
Increase largely due to RFS IV being placed into service in May 2026 and fewer outage days at the Redwater Complex compared to the 2025 period. In addition, higher volumes on PGI assets primarily due to the Wapiti Expansion being placed into service in March 2026, stronger performance at the Dawson Assets, and fewer planned outages compared to the same period in 2025, were partially offset by a decrease in contracted volumes at the Saturn Complex. Lower ethane sales at Aux Sable also contributed to an offsetting decrease in volumes. Volumes include 371 mboe/d (2025: 356 mboe/d) related to PGI.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation Third Quarter 2026 15

Financial and Operational Overview

	3 Months Ended September 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings(2)	Adjusted EBITDA(2)
Facilities(3)
Gas Services	599	54	115	238	598	(33)	161	219
NGL Services	268	115	115	162	262	91	91	135
Total	867	169	230	400	861	58	252	354

	9 Months Ended September 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)
Facilities(3)
Gas Services	612	254	309	695	602	118	314	623
NGL Services	273	316	316	454	258	266	267	407
Total	885	570	625	1,149	861	384	581	1,030
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's gas services and NGL services assets within the Facilities operating segment. For a description of Pembina's gas and NGL assets, refer to Pembina's AIF for the year ended December 31, 2025.
Projects & New Developments(1)
The following outlines the projects and new developments that have recently come into service within Facilities:

Significant Projects	In-service Date
Wapiti Expansion	March 2026
K3 Cogeneration Facility	March 2026
RFS IV	May 2026
The Facilities Division continues to grow its natural gas and NGL processing and fractionation assets to service customer demand. The following outlines the projects and new developments within the Facilities Division:

Prince Rupert Terminal Optimization
Capital Budget: $145 million	In-service Date(2): Mid-2028	Status: On time, on budget
Pembina is optimizing its Prince Rupert Terminal ("PRT"), primarily through increasing storage capacity, that will allow PRT to accommodate medium gas carrier vessels. The PRT optimization is expected to expand access to additional markets with higher realized propane prices, while significantly reducing shipping costs per unit, thereby improving netbacks for Pembina and its customers. Construction activities are ongoing and on schedule.

Heartland Extraction Plant
Capital Budget: $570 million	In-service Date(2): Late 2029	Status: Recently sanctioned
The Heartland Extraction Plant ("HEP") is a new 750 million cubic feet per day straddle plant to extract ethane-plus mix under Pembina's extraction rights on the Yellowhead Pipeline. Pembina has signed a long-term agreement at HEP to supply Dow with ethane beginning in late 2029, scaling to 22,500 bpd by the end of 2030. Pembina will retain the associated propane-plus production related to the project and will benefit from downstream fractionation and marketing of up to 9,500 bpd of propane-plus NGL. The project was sanctioned during the second quarter of 2026 and engineering activities are ongoing.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2025 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)    Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section of this MD&A.
Pursuant to an agreement with Whitecap Resources Inc., PGI committed to support infrastructure development in the Lator area, including a new battery and gathering laterals (the "Lator Infrastructure"), which PGI now owns. Gas volumes from the Lator Infrastructure will flow to PGI's Musreau facility, supporting long-term plant utilization, and the liquids are contracted on Pembina's pipelines and fractionation infrastructure. The Lator Infrastructure was completed on time and entered service in early October 2026.
16 Pembina Pipeline Corporation Third Quarter 2026

Marketing & New Ventures
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Revenue from contracts with customers	1,252	816	436
Revenue from risk management and other derivative contracts	41	40	1
Other revenue(1)	4	5	(1)
Marketing & New Ventures revenue	1,297	861	436
Cost of goods sold(1)	1,075	739	336
Net revenue(1)(2)	222	122	100
Operating expenses(1)	10	7	3
Depreciation and amortization included in gross profit	17	16	1
Share of profit (loss) from equity accounted investees	150	(14)	164
Gross profit	345	85	260
Earnings	332	68	264
Adjusted earnings(2)	151	79	72
Adjusted EBITDA(2)	167	99	68
Crude oil sales volumes(3)	120	111	9
NGL sales volumes(3)	230	237	(7)

Change in Results
Net revenue(1)
Higher net revenue from contracts with customers was primarily due to an increase in NGL margins driven by the benefits from exposure to premium propane prices in Asian markets through West Coast exports, as well as higher North American NGL prices.

Revenue from risk management and other derivative contracts was consistent with the prior year period. Unrealized gains on the Cedar LNG third-party capacity commercial arrangement, driven by wider JKM to AECO forward spreads, and higher realized gains on crude oil-based derivatives were largely offset by higher realized and unrealized losses on NGL-based derivatives. While derivative instruments give rise to volatility in reported earnings, they are the result of Pembina's general business contracting and risk management activities (refer to the "Other – Financial Instruments & Risk Management" section of this MD&A). The third quarter of 2026 included unrealized gains on derivative instruments of $32 million (2025: $1 million gain) and realized gains on derivative instruments of $9 million (2025: $39 million gain).

Share of profit (loss) from equity accounted investees
Increase largely due to a higher share of profit from Cedar LNG, driven by unrealized gains on interest rate derivative financial instruments in the third quarter of 2026 compared to losses in the same quarter in 2025. Higher share of profit from Greenlight resulting from unrealized gains on interest rate derivative financial instruments, also contributed to an increase in share of profit.

Earnings
Increase largely due to higher net revenue from contracts with customers driven by an increase in NGL margins, combined with a higher share of profit from Cedar LNG and Greenlight in the third quarter of 2026, discussed above.

Adjusted EBITDA(2)	Increase largely due to higher net revenue from contracts with customers driven by an increase in NGL margins and higher realized gains on crude oil-based derivatives, partially offset by higher realized losses on NGL-based derivatives.
Crude oil sales volumes(3)	Increase primarily due to higher blending and storage opportunities driven by favourable price differentials.
NGL sales volumes(3)	Decrease primarily due to lower ethane sales.
Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed crude oil and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation Third Quarter 2026 17

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Revenue from contracts with customers	3,566	2,921	645
Revenue from risk management and other derivative contracts	163	139	24
Other revenue(1)	13	20	(7)
Marketing & New Ventures revenue	3,742	3,080	662
Cost of goods sold(1)	3,048	2,597	451
Net revenue(1)(2)	694	483	211
Operating expenses(1)	24	24	—
Depreciation and amortization included in gross profit	50	53	(3)
Share of profit (loss) from equity accounted investees	133	(22)	155
Gross profit	753	384	369
Earnings	711	342	369
Adjusted earnings(2)	412	324	88
Adjusted EBITDA(2)	466	383	83
Crude oil sales volumes(3)	118	98	20
NGL sales volumes(3)	239	242	(3)

Change in Results
Net revenue(1)(2)
Higher net revenue from contracts with customers was primarily due to an increase in NGL margins in the 2026 period driven by the benefits from exposure to premium propane prices in Asian markets through West Coast exports, as well as higher North American NGL prices. Higher crude oil prices and volumes, discussed below, also contributed to an increase in net revenue.

Higher revenue from risk management and other derivative contracts primarily resulting from unrealized gains in the 2026 period related to the Cedar LNG third-party capacity commercial arrangement due to wider JKM to AECO forward spreads, as well as higher unrealized gains on renewable power purchase agreements driven by higher forecasted power prices. These gains were partially offset by unrealized losses on NGL-based derivatives in the 2026 period compared to gains in the 2025 period, along with higher realized losses on NGL-based derivatives. While derivative instruments give rise to volatility in reported earnings, they are the result of Pembina's general business contracting and risk management activities (refer to the "Other – Financial Instruments & Risk Management" section of this MD&A). The 2026 period included unrealized gains on derivative instruments of $162 million (2025: $41 million gain) and realized gains on derivative instruments of $1 million (2025: $98 million gain).

Share of profit (loss) from equity accounted investees
Increase largely due to a higher share of profit from Cedar LNG as a result of unrealized gains on interest rate derivative financial instruments in the 2026 period compared to losses in the 2025 period, partially offset by unrealized foreign exchange losses on U.S. dollar denominated debt in the 2026 period compared to gains in the 2025 period. Additionally, higher share of profit from Greenlight due to unrealized gains on interest rate derivative financial instruments, contributed to an increase in share of profit.

Earnings
Increase largely due to higher net revenue from contracts with customers driven by an increase in NGL margins as well as higher crude oil prices and volumes, higher share of profit from Cedar LNG and Greenlight, along with higher revenue from risk management and physical derivative contracts, discussed above.

Adjusted EBITDA(2)
Increase largely due to higher net revenue from contracts with customers driven by an increase in NGL margins as well as higher crude oil prices and volumes, partially offset by higher realized losses on NGL-based derivatives.

Crude oil sales volumes(3)	Increase primarily due to higher blending and storage opportunities driven by favourable price differentials.
Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed crude oil and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
18 Pembina Pipeline Corporation Third Quarter 2026

Financial and Operational Overview

	3 Months Ended September 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	350	71	154	173	348	88	87	106
New Ventures(4)	—	261	(3)	(6)	—	(20)	(8)	(7)
Total	350	332	151	167	348	68	79	99

	9 Months Ended September 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	357	377	432	487	340	381	343	399
New Ventures(4)	—	334	(20)	(21)	—	(39)	(19)	(16)
Total	357	711	412	466	340	342	324	383
(1)    Marketed crude oil and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's marketing activities and new ventures projects within the Marketing & New Ventures operating segment. For further details on Pembina's marketing activities and projects, refer to Pembina's AIF for the year ended December 31, 2025.
(4)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
The New Ventures group is responsible for the development of new large-scale, or value chain extending projects.

Cedar LNG
Capital Budget: U.S. $2 billion (net)	In-service Date: Late-2028	Status: On time, on budget
The Haisla Nation and Pembina are partners in Cedar LNG Partners LP ("Cedar LNG"), which is constructing the Cedar LNG Project, a floating LNG facility with a nameplate capacity of 3.3 million tonnes per annum ("mtpa"), located in the traditional territory of the Haisla Nation, on Canada's West Coast. The project is strategically positioned to leverage Canada's abundant natural gas supply and deliver a lower-carbon energy option to global markets. The facility will be powered by renewable electricity from BC Hydro, making it one of the lowest emitting LNG facilities in the world. The Cedar LNG facility is underpinned by long-term take-or-pay contracts for 3 mtpa of liquefaction capacity. At the end of the third quarter of 2026, construction of the floating LNG vessel was over 77 percent complete. Following mechanical completion of the Cedar Pipeline earlier this year, recent project milestones include commencing construction of the substation located on the marine terminal site. 2026 is expected to be the largest single capital investment year for the project, with the remainder of 2026 focused on progressing construction of the floating LNG vessel, completing the substation and mooring foundations at the marine terminal site and commencing installation of the transmission line.

Greenlight Electricity Centre
Capital Budget: $2.3 billion (net)	In-service Date: Second half of 2030	Status: Recently sanctioned
Pembina and its partners Morgan Stanley Infrastructure Partners ("MSIP") and Kineticor Asset Management ("Kineticor") are progressing the Greenlight Electricity Centre ("GLEC"), a 932 MW gas-fired combined cycle power generation facility to be located in Sturgeon County, within the Alberta Industrial Heartland, to serve a data centre being developed by a customer. GLEC will supply electricity to the customer's data centre under a long-term tolling agreement for 100 percent of GLEC's capacity. The site has the potential to be expanded to a permitted generation capacity of 1,864 MW. GLEC has received all major regulatory approvals. Concurrently with the FID announced on July 2, 2026, MSIP acquired from OPSEU Pension Plan Trust Fund, Kineticor's majority shareholder, its 50 percent ownership interest in Greenlight Electricity Centre Limited Partnership ("Greenlight"). In addition, Kineticor was granted a five percent interest in Greenlight. The resulting ownership of Greenlight is Pembina (47.5 percent), MSIP (47.5 percent) and Kineticor (five percent). The project has transitioned into the execution stage, with early engineering, procurement, and construction activities progressing as planned.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2025 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
Pembina Pipeline Corporation Third Quarter 2026 19

Corporate and Income Tax
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions)	2026	2025	Change
Revenue(1)(2)	13	13	—
General and administrative	75	83	(8)
Other income	(1)	(1)	—
Net finance costs	142	140	2
Earnings (loss)	(203)	(205)	2
Adjusted earnings (loss)(3)	(201)	(203)	2
Adjusted EBITDA(3)	(45)	(49)	4
Income tax expense	169	112	57

Change in Results
Earnings (loss)	Consistent with prior year period.
Adjusted EBITDA(3)	Consistent with prior year period.
Income tax expense	Increase largely due to higher taxable earnings in the current period.

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions)	2026	2025	Change
Revenue(1)(2)	35	35	—
General and administrative	265	246	19
Other income	(5)	(1)	(4)
Net finance costs	425	419	6
Earnings (loss)	(647)	(624)	(23)
Adjusted earnings (loss)(3)	(650)	(624)	(26)
Adjusted EBITDA(3)	(171)	(152)	(19)
Income tax expense	442	365	77

Change in Results
General and administrative
Increase primarily due to higher long-term incentive costs driven by the change in Pembina's share price and the change in Pembina's performance relative to peers in the 2026 period compared to the 2025 period, partially offset by lower non-compensation related general and administrative costs.

Earnings (loss)	Decrease largely due to the higher long-term incentive costs.
Adjusted EBITDA(3)	Decrease largely due to the higher long-term incentive costs.
Income tax expense	Increase largely due to higher taxable earnings in the current period. The effective tax rate for the 2026 period was 22 percent compared to 23 percent in the 2025 period.
(1)    Excludes inter-segment eliminations.
(2)    Primarily consists of fixed fee income related to shared service agreements with PGI.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
20 Pembina Pipeline Corporation Third Quarter 2026

4. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Volumes(1)(2)
Pipelines – transportation volumes
Conventional Pipelines	1,009	1,006	1,031	1,059	1,001	1,006	1,033	1,034
Transmission Pipelines	722	737	754	705	699	722	740	720
Oil Sands and Heavy Oil Pipelines	1,065	1,066	1,048	1,051	1,050	1,040	1,035	1,036
Facilities – processing and fractionation volumes
Gas Services	599	614	624	631	598	590	619	597
NGL Services	268	275	275	267	262	236	277	280
Total revenue volumes	3,663	3,698	3,732	3,713	3,610	3,594	3,704	3,667
Marketing & New Ventures – sales volumes
Marketed crude oil	120	149	85	77	111	95	88	96
Marketed NGL	230	223	266	260	237	207	281	252
(1)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude oil and NGL volumes.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Selected Quarterly Market Pricing

	2026			2025				2024
($ average)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
WTI (USD/bbl)	85.79	92.79	71.93	59.14	64.93	63.74	71.42	70.27
FX (USD/CAD)	1.40	1.38	1.37	1.39	1.38	1.38	1.43	1.40
AECO Natural Gas (CAD/GJ)	1.46	1.43	2.36	2.22	0.94	1.96	1.92	1.38
Station 2 Natural Gas (CAD/GJ)	1.08	1.29	1.79	1.75	0.45	0.43	1.22	0.85
Chicago Citygate Natural Gas (USD/mmbtu)	2.62	2.50	5.77	3.43	2.71	2.99	3.91	2.71
Mt Belvieu Propane (USD/gal)	0.77	0.82	0.69	0.66	0.70	0.79	0.90	0.77
Far East Index Propane (USD/gal)	1.49	1.57	1.31	0.98	1.01	1.03	1.19	1.21
Alberta Power Pool (CAD/MWh)	35.46	29.32	31.84	43.18	51.53	40.48	40.30	51.72
Pembina 20-day volume-weighted average share price at quarter end	65.86	66.76	61.27	52.68	54.11	51.30	55.90	54.05

Pembina Pipeline Corporation Third Quarter 2026 21

Quarterly Financial Information

($ millions, except where noted)	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	2,179	2,152	2,106	1,913	1,791	1,792	2,282	2,145
Net revenue(1)	1,280	1,322	1,291	1,139	1,211	1,184	1,343	1,383
Operating expenses	239	235	219	241	259	235	226	270
Share of profit (loss) from equity accounted investees	187	75	71	171	(66)	74	30	133
Gross profit	1,007	933	929	827	658	780	928	1,024
Adjusted EBITDA(1)	1,128	1,064	1,131	1,075	1,034	1,013	1,167	1,254
Earnings	570	512	498	489	286	417	502	572
Earnings per common share – basic (dollars)	0.92	0.83	0.80	0.78	0.43	0.65	0.80	0.92
Earnings per common share – diluted (dollars)	0.92	0.82	0.80	0.78	0.43	0.65	0.80	0.92
Adjusted earnings(1)	479	415	497	414	432	377	521	566
Adjusted earnings per common share – basic (dollars)(1)	0.77	0.66	0.80	0.65	0.68	0.58	0.83	0.91
Cash flow from operating activities	900	897	335	861	810	790	840	902
Cash flow from operating activities per common share – basic (dollars)	1.55	1.54	0.58	1.48	1.39	1.36	1.45	1.55
Adjusted cash flow from operating activities(1)	751	778	790	731	648	698	777	922
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.29	1.34	1.36	1.26	1.12	1.20	1.34	1.59
Common shares outstanding (millions):
Weighted average – basic	582	581	581	581	581	581	581	581
Weighted average – diluted	582	582	582	582	582	582	582	582
End of period	582	581	581	581	581	581	581	581
Common share dividends declared	428	427	413	412	413	412	401	401
Dividends per common share	0.74	0.74	0.71	0.71	0.71	0.71	0.69	0.69
Preferred share dividends declared	29	30	30	32	32	35	35	34
Capital expenditures	203	218	187	235	178	197	174	242
Contributions to equity accounted investees	123	134	197	127	108	126	50	—
Distributions from equity accounted investees	158	149	158	148	128	136	132	131
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
During the periods highlighted in the table above, there were new growth projects across Pembina's business being placed into service. The Company's financial and operating results have also been impacted by the volatility of commodity market prices, fluctuations in foreign exchange rates and interest rates, and inflation. In addition to these factors, several other notable elements have impacted Pembina's financial and operating results during the specified periods above, including:
•a gain on the sale of land in the fourth quarter of 2025 involving both land held directly by Pembina and within the Greenlight joint venture, which resulted in a gain being recognized across two segments, within the Corporate Division ($96 million pre-tax gain) and included in share of profit from Greenlight in the Marketing & New Ventures Division ($62 million gain, net to Pembina, pre-tax);
•an impairment of $146 million (net to Pembina, after tax), recognized in the third quarter of 2025 within Pembina's equity accounted investee, related to certain PGI assets; and
•contributions made by Pembina to PGI of $243 million in the full year of 2025, to partially fund growth capital projects.
22 Pembina Pipeline Corporation Third Quarter 2026

5. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	September 30, 2026	December 31, 2025
Working capital(1)	(564)	(806)
Variable rate debt
Senior unsecured credit facilities(2)	2,321	1,305
Total variable rate loans and borrowings outstanding (weighted average interest rate of 3.8% (2025: 4.0%))	2,321	1,305
Fixed rate debt
Senior unsecured medium-term notes	9,750	10,350
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 4.6% (2025: 4.5%))	9,750	10,350
Total loans and borrowings outstanding	12,071	11,655
Cash and unutilized debt facilities	2,037	2,294
Subordinated hybrid notes (weighted average interest rate of 5.3% (2025: 5.3%))	1,025	1,025
(1)    Current assets of $1.7 billion (December 31, 2025: $1.3 billion) less current liabilities of $2.3 billion (December 31, 2025: $2.1 billion). As at September 30, 2026, working capital included $600 million (December 31, 2025: $600 million) associated with the current portion of long-term debt and $252 million (December 31, 2025: $106 million) in cash.
(2)    Includes U.S. $250 million variable rate debt outstanding as at September 30, 2026 (December 31, 2025: U.S. $250 million).
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividends and to fund its capital expenditures in the short and long term. Pembina expects to source funds required for debt maturities from cash, its credit facilities, and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2025 and Note 23 of the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase or redeem additional common or preferred shares.
As at September 30, 2026, Pembina's credit facilities (collectively, the "Credit Facilities") consisted of: an unsecured $2.5 billion (December 31, 2025: $2.5 billion) revolving credit facility, which includes a $750 million (December 31, 2025: $750 million) accordion feature, which provides Pembina with the ability to increase the credit facility subject to lender approval, and matures in June 2030 (subsequently extended to June 2031; refer to "Financing Activity" below) (the "Revolving Facility"); an unsecured U.S. $250 million (December 31, 2025: U.S. $250 million) non-revolving term loan, which matures in April 2030; an unsecured $600 million (December 31, 2025: $600 million) non-revolving term loan, which matures in October 2027; an unsecured $600 million (December 31, 2025: nil) non-revolving term loan, which matures August 2028; and an operating facility of $50 million (December 31, 2025: $50 million), which matures in June 2027 and is typically renewed on an annual basis.
There are no mandatory principal repayments due over the term of the Credit Facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. Refer to "Liquidity & Capital Resources – Covenants" below for more information.
Pembina Pipeline Corporation Third Quarter 2026 23

Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
Financing Activity
On August 11, 2026, Pembina's $600 million aggregate principal amount of senior unsecured medium-term notes, Series 7, matured and were fully repaid.
On August 14, 2026, Pembina closed a $600 million two-year term loan ("Two-Year Term Loan") with a new lender. The proceeds of the Two-Year Term Loan have been used to repay existing amounts drawn under Pembina's $2.5 billion revolving credit facility. The Two-Year Term Loan has an initial term of two years and is prepayable at the option of Pembina. The other terms and conditions of the Two-Year Term Loan, including financial covenants, are substantially similar to Pembina's $2.5 billion revolving credit facility.
On September 16, 2026, Pembina established an unsecured commercial paper program authorizing the issuance of up to $1.5 billion of short-term promissory notes. Amounts issued under the program are backstopped by Pembina's Revolving Facility, reducing available borrowing capacity under the Revolving Facility by the principal amount of commercial paper outstanding. As of September 30, 2026, Pembina had no outstanding commercial paper issued.
Subsequent to the end of the third quarter, on October 9, 2026, Pembina completed an extension on its $2.5 billion revolving credit facility, which now matures in June 2031.
Covenants
Pembina is subject to certain financial covenants under the indentures governing its medium-term notes and the agreements governing the Credit Facilities. As at September 30, 2026, Pembina was in compliance with those covenants (December 31, 2025: in compliance).

Debt	Financial Covenant(1)	Ratio	Ratio as at September 30, 2026
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70(2)	0.40
Credit facilities	Debt to Capital	Maximum 0.70(3)	0.40
(1)    Terms as defined in relevant agreements.
(2)    Covenant must be met at the reporting date and filed within 90 days after the end of each fiscal year and within 10 business days after filing of the Consolidated Financial Statements.
(3)    Covenant must be met at the reporting date and filed within 120 days after the end of each fiscal year and 60 days after each quarter.
Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The majority of Pembina's credit exposure is to investment grade counterparties. Pembina assesses all high exposure counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Where warranted, financial assurances may be sought from counterparties to mitigate and reduce risk, and such assurances may include guarantees, letters of credit and cash collateral. Letters of credit totaling $239 million (December 31, 2025: $249 million) were held by Pembina as at September 30, 2026, primarily in respect of customer trade receivables.
24 Pembina Pipeline Corporation Third Quarter 2026

Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit rating agencies comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
DBRS Limited ("DBRS") rates Pembina's senior unsecured medium-term notes 'BBB (high)'. DBRS has also assigned a debt rating of 'BBB (low)' to Pembina's Fixed-to-Fixed Rate Subordinated Notes and a rating of 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares. On September 9, 2026, DBRS assigned a rating of 'R-2 (high)' to Pembina's unsecured commercial paper program.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to Pembina's Fixed-to-Fixed Rate Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares.
Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for the year ended December 31, 2025 for further information.
Commitments and Off-Balance Sheet Arrangements
Commitments
Pembina had the following contractual obligations outstanding as at September 30, 2026:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt(2)	19,575	1,209	3,397	3,117	11,852
Transportation and processing(3)	11,528	81	621	1,249	9,577
Leases(4)	772	114	203	142	313
Construction commitments(5)	441	215	210	16	—
Other commitments related to lease contracts(6)	562	43	132	158	229
Funding commitments, software, and other(7)	954	35	682	237	—
Total contractual obligations	33,832	1,697	5,245	4,919	21,971
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 15 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 13 and 296 mbpd of NGL each year up to and including 2041. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 99 megawatts of power capacity each year up to and including 2050.
(2)Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes and subordinated hybrid notes. Excludes deferred financing costs.
(3)In 2024, Pembina signed two agreements relating to the Cedar LNG Project: (a) Liquefaction Tolling Services Agreement ("LTSA"); and, (b) Gas Supply Agreement ("GSA"). The LTSA is a 20-year take-or-pay fixed toll contract for 1.5 mtpa, while the GSA will allow for transport on the Coastal GasLink Pipeline of approximately 200 MMcf/d of Canadian natural gas to Cedar LNG. In 2025, Pembina contracted the rights to its liquefaction and transportation capacity to two third-party customers. These agreements represent a total commitment of approximately $10.8 billion, which will commence on the in-service date of the Cedar LNG Project in late 2028.
(4)Includes pipelines, facilities, terminals, rail, office space, land and vehicle leases.
(5)Excludes projects that are executed by equity accounted investees.
(6)Relates to expected variable lease payments excluded from the measurement of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
(7)Pembina entered into agreements committing to 50 percent of the equity contributions required to support the construction of GLEC. Pembina is committed to funding up to approximately $920 million in equity contributions between 2028 and 2030 in connection with GLEC.
Pembina Pipeline Corporation Third Quarter 2026 25

Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the Company applies significant judgment in estimating probable outcomes. As at September 30, 2026, there were no significant claims filed against Pembina for which management believes the resolution of any such actions or proceedings would have a material impact on Pembina's financial position or results of operations.
Off-Balance Sheet Arrangements
As at September 30, 2026, Pembina did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had, and are not expected to have, a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at September 30, 2026, Pembina had $122 million (December 31, 2025: $124 million) in letters of credit issued.
26 Pembina Pipeline Corporation Third Quarter 2026

6. SHARE CAPITAL
Common Shares
On May 13, 2026, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 29 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities laws, subject to certain restrictions on the number of common shares that may be purchased on a single day. The NCIB commenced on May 19, 2026 and will expire on the earlier of May 18, 2027, the date on which Pembina has acquired the maximum number of common shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB. No common shares were purchased by Pembina during the three and nine months ended September 30, 2026.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Share Dividends
The holders of Pembina's Class A Preferred Shares are entitled to receive fixed or floating cumulative dividends, as applicable. Dividends on the Series 1, 3, 5, 7, and 21 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15 and 17 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Outstanding Share Data

Issued and outstanding (thousands)	November 2, 2026
Common shares	581,589
Stock options(1)	995
Series 1 Class A Preferred Shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 21 Class A Preferred Shares	14,972
Series 25 Class A Preferred Shares	10,000
(1)    Balance includes 0.94 million exercisable stock options.
Pembina Pipeline Corporation Third Quarter 2026 27

7. CAPITAL EXPENDITURES

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2026	2025	2026	2025
Pipelines	116	84	392	216
Facilities	78	84	180	294
Marketing & New Ventures	1	3	11	14
Corporate and other projects	8	7	25	25
Total capital expenditures(1)	203	178	608	549
(1)    Includes $62 million for the three months ended September 30, 2026 (2025: $15 million) and $109 million for the nine months ended September 30, 2026 (2025: $86 million) related to non-recoverable sustainment activities primarily attributed to supporting safe and reliable operations.
In the third quarter and first nine months of 2026 and 2025, Pipelines capital expenditures largely related to expansions to support volume growth in NEBC and investments in smaller growth projects. Facilities capital expenditures in the first nine months of 2026 and 2025 primarily related to RFS IV, which was placed into service in May 2026, while third quarter 2026 Facilities capital expenditures largely related to HEP. Marketing & New Ventures and Corporate capital expenditures during these periods related mainly to information technology infrastructure and systems development.
Future capital expenditures for the remainder of 2026 are estimated to be approximately $260 million and are primarily related to the construction of the Prince Rupert Terminal Optimization, the Fox Creek-to-Namao Peace Pipeline Expansion, the Birch-to-Taylor and Taylor-to-Gordondale expansions, and investments in smaller growth projects, including various laterals and terminals. Of the total future capital expenditure, approximately $70 million is designated for non-recoverable sustaining capital, which will continue to support safe and reliable operations.
For contributions to equity accounted investees, refer to the "Segment Results – Equity Accounted Investees Overview by Division" section of this MD&A.
28 Pembina Pipeline Corporation Third Quarter 2026

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investee are reported as a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investees, as at September 30, 2026. The loans and borrowings are presented and classified by the division in which the results for the investee are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	September 30, 2026	December 31, 2025
Pipelines	14	16
Facilities	3,276	3,230
Marketing & New Ventures(2)	1,422	616
Total	4,712	3,862
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
(2)    Relates to the U.S. $2.7 billion and $2.7 billion senior unsecured construction/term loan facilities entered into by Cedar LNG and Greenlight, respectively.

Cash and Cash Equivalents of Equity Accounted Investees
As at September 30, 2026, Pembina's ownership percentage of the cash balance associated with Pembina's investments in equity accounted investees totaled $41 million (December 31, 2025: $100 million) of which $11 million (December 31, 2025: $67 million) related to Greenlight, $28 million (December 31, 2025: $20 million) related to Cedar LNG, and nil (December 31, 2025: $11 million) related to PGI.
Financing Activities for Equity Accounted Investees
PGI
On September 29, 2026, PGI amended and restated its credit agreement. PGI reallocated its commitments between existing facilities and extended maturity dates between September 2028 and September 2030.
Greenlight
In the first six months of 2026, Pembina advanced funds to Greenlight in the amount of $61 million represented by promissory notes issued by Greenlight (December 31, 2025: $27 million). These promissory notes bore interest at 10.0 percent per annum, payable semi-annually, with an optional prepayment right in favour of Greenlight. On July 2, 2026, Greenlight fully repaid the outstanding amount of $91 million, including accrued interest, following a positive FID in respect of GLEC.
On July 2, 2026, Greenlight closed a new credit agreement consisting of a $2.7 billion term loan facility which matures July 2033. Greenlight has arranged project-level debt financing expected to fund approximately 60 percent of the total project costs in respect of GLEC, with the remaining 40 percent to be funded through equity contributions by the partners. Pembina and MSIP will each fund 50 percent of Greenlight's equity requirements. Greenlight entered into interest rate hedges to fix approximately 80 percent of its term loan debt priced at the Canadian Overnight Repo Rate Average and foreign exchange hedges to fix approximately 50 percent of its aggregate U.S. dollar denominated project costs.

Pembina Pipeline Corporation Third Quarter 2026 29

Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on its ownership interest. These contributions are determined and approved by the joint venture partners to fund operating budgets, growth capital, and significant projects development costs, including the Cedar LNG Project and the GLEC. Greenlight contributions are committed under the approved project budget and do not require further partner approval. Contributions to other equity accounted investees, including Cedar LNG, remain subject to board approval of individual cash calls and are therefore excluded from Pembina's contractual obligations.
Credit Risk for Equity Accounted Investees
As at September 30, 2026, Pembina's various equity accounted investees held letters of credit totaling $225 million (December 31, 2025: $157 million) primarily in respect of obligations for engineering, procurement and construction.
9. RELATED PARTY TRANSACTIONS
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit.
A summary of the significant related party transactions and balances are as follows:

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2026	2025	2026	2025
PGI	57	58	186	179
Cedar LNG	6	5	14	14
Total services provided by Pembina(1)	63	63	200	193
Total services received from PGI	7	2	17	6
Total interest income received from Greenlight	—	—	3	—

As at ($ millions)			September 30, 2026	December 31, 2025
Related party receivables from:
PGI			27	39
Cedar LNG			9	4
Greenlight			—	27
Total related party receivables			36	70
Right-of-use assets(2)			30	32
Lease liabilities(2)			31	32
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2)    Pembina has a lease arrangement with PGI for the use of a natural gas storage asset. Under the terms of the agreement, Pembina recognized a right-of-use asset and a corresponding lease liability. The lease commenced on September 1, 2025 and has a term of 15 years. Lease payments are made on a monthly basis and are structured as a combination of a fixed fee and flow-through charges.

30 Pembina Pipeline Corporation Third Quarter 2026

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the nine months ended September 30, 2026 that have a material impact on Pembina's financial statements.
New Standards and Interpretations Not Yet Adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
In April 2024, the IASB issued IFRS 18, which will replace IAS 1 Presentation of Financial Statements, and includes particular amendments to IAS 7, Statement of Cash Flows. IFRS 18 will be retrospectively adopted as of January 1, 2027. IFRS 18 improves the comparability of financial information by standardizing various aspects of presentation, and incorporates Management-defined Performance Measures ("MPMs") into financial statement disclosure. The Company is continuing to assess IFRS 18 and its implications; however, the following preliminary conclusions are noted:
a.The adoption of IFRS 18 will not impact Earnings; however, the Consolidated Statements of Earnings and Comprehensive Income will be organized into categories of operating, investing, and financing activities. This will result in the presentation of new subtotals: Operating profit and Profit before finance and income tax. The Company's Share of profit from equity accounted investees will be presented as an investing activity.
b.Two MPMs have been initially identified and will be incorporated in future financial statement disclosure: Adjusted EBITDA and Adjusted Earnings.
c.On the Consolidated Statements of Cash Flows, interest paid (including capitalized interest) will move from operating activities to financing activities. In addition, Interest received and Distributions from equity accounted investees will move from operating activities to investing activities. Lastly, Operating profit will be the basis of determining cash flow from operating activities.
IFRS 20 Regulatory Assets and Regulatory Liabilities ("IFRS 20")
In May 2026, the IASB issued IFRS 20, which is to be adopted as of January 1, 2029. Full retrospective or modified retrospective adoption is permitted. The standard introduces a new accounting model for rate regulated entities that meet specified scope criteria. The accounting model addresses the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expense. Pembina is currently reviewing the scope and impact of IFRS 20 on its Consolidated Financial Statements.
Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of Pembina's Consolidated Financial Statements. The preparation of financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2026.
Pembina Pipeline Corporation Third Quarter 2026 31

11. NON-GAAP & OTHER FINANCIAL MEASURES
Throughout this MD&A, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this MD&A, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted earnings, adjusted earnings per common share, adjusted earnings from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share.
Non-GAAP financial measures and non-GAAP ratios disclosed in this MD&A do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, share of profit from equity accounted investees, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this MD&A, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed.
32 Pembina Pipeline Corporation Third Quarter 2026

Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Revenue	819	882	331	300	1,297	861	(268)	(252)	2,179	1,791
Cost of goods sold	7	10	—	—	1,075	739	(183)	(169)	899	580
Net revenue	812	872	331	300	222	122	(85)	(83)	1,280	1,211

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Revenue	2,532	2,650	953	902	3,742	3,080	(790)	(767)	6,437	5,865
Cost of goods sold	35	37	—	—	3,048	2,597	(539)	(507)	2,544	2,127
Net revenue	2,497	2,613	953	902	694	483	(251)	(260)	3,893	3,738
Adjusted EBITDA and Adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in gross profit and general and administrative expense), adjustments to share of profit from equity accounted investees, and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction and integration costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities, equity accounted investees, capital expenditures, and lessor lease arrangements. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Adjusted EBITDA is a measure also frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance and is often used to calculate financial and leverage ratios. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.
Pembina Pipeline Corporation Third Quarter 2026 33

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	441	477	169	58	332	68	(203)	(205)	(169)	(112)	570	286
Adjustments for:
Income tax expense	—	—	—	—	—	—	—	—	169	112	169	112
Adjustments to share of profit (loss) from equity accounted investees(1)	1	1	175	245	(152)	13	—	—	—	—	24	259
Net finance costs	12	7	3	3	2	3	142	140	—	—	159	153
Depreciation and amortization	152	162	51	48	17	16	18	15	—	—	238	241
Unrealized gain from derivative instruments	—	—	—	—	(32)	(1)	—	—	—	—	(32)	(1)
Gain on disposal of assets, other non-cash provisions, and other	—	(17)	2	—	—	—	(2)	1	—	—	—	(16)
Adjusted EBITDA	606	630	400	354	167	99	(45)	(49)	—	—	1,128	1,034
Adjusted EBITDA per common share – basic (dollars)											1.94	1.78

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	1,388	1,468	570	384	711	342	(647)	(624)	(442)	(365)	1,580	1,205
Adjustments for:
Income tax expense	—	—	—	—	—	—	—	—	442	365	442	365
Adjustments to share of profit (loss) from equity accounted investees(1)	2	3	418	484	(137)	19	—	—	—	—	283	506
Net finance costs	28	19	10	9	5	7	425	419	—	—	468	454
Depreciation and amortization	460	479	149	152	50	53	54	47	—	—	713	731
Unrealized gain from derivative instruments	—	—	—	—	(162)	(41)	—	—	—	—	(162)	(41)
Transaction and integration costs in respect of acquisition	—	—	—	—	—	—	—	5	—	—	—	5
Restructuring costs	—	—	—	—	—	—	4	—	—	—	4	—
Gain on disposal of assets	—	(18)	—	—	(1)	—	(3)	—	—	—	(4)	(18)
Other non-cash provisions	1	2	2	1	—	3	(4)	1	—	—	(1)	7
Adjusted EBITDA	1,879	1,953	1,149	1,030	466	383	(171)	(152)	—	—	3,323	3,214
Adjusted EBITDA per common share – basic (dollars)											5.72	5.53
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this MD&A for further details.
34 Pembina Pipeline Corporation Third Quarter 2026

Adjusted Earnings and Adjusted Earnings per Common Share
Adjusted earnings is a non-GAAP financial measure and is calculated as earnings adjusted for adjustments to share of profit from equity accounted investees and various non-cash and other items that are not reflective of ongoing operations. These adjustments include unrealized gains or losses from derivative instruments and foreign exchange, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations.
Management believes that adjusted earnings provides useful information to investors for assessing financial performance. The most directly comparable financial measure to adjusted earnings that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted earnings per common share is a non-GAAP financial ratio which is calculated by dividing adjusted earnings by the weighted average number of common shares outstanding.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	441	477	169	58	332	68	(203)	(205)	(169)	(112)	570	286
Adjustments for:
Adjustments to share of profit (loss) from equity accounted investees(1)	—	—	59	194	(149)	12	—	—	—	—	(90)	206
Unrealized gain from derivative instruments	—	—	—	—	(32)	(1)	—	—	—	—	(32)	(1)
Unrealized loss on foreign exchange(2)	—	—	—	—	—	—	4	1	—	—	4	1
Gain on disposal of assets, other non-cash provisions, and other	—	(17)	2	—	—	—	(2)	1	—	—	—	(16)
Income tax impact on adjustments(3)	—	—	—	—	—	—	—	—	27	(44)	27	(44)
Adjusted earnings (loss)	441	460	230	252	151	79	(201)	(203)	(142)	(156)	479	432
Adjusted earnings per common share – basic (dollars)											0.77	0.68

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	1,388	1,468	570	384	711	342	(647)	(624)	(442)	(365)	1,580	1,205
Adjustments for:
Adjustments to share of profit (loss) from equity accounted investees(1)	—	—	53	196	(136)	20	—	—	—	—	(83)	216
Unrealized gain from derivative instruments	—	—	—	—	(162)	(41)	—	—	—	—	(162)	(41)
Unrealized gain on foreign exchange(2)	—	—	—	—	—	—	—	(6)	—	—	—	(6)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	5	—	—	—	5
Restructuring costs	—	—	—	—	—	—	4	—	—	—	4	—
Gain on disposal of assets	—	(18)	—	—	(1)	—	(3)	—	—	—	(4)	(18)
Other non-cash provisions	1	2	2	1	—	3	(4)	1	—	—	(1)	7
Income tax impact on adjustments(3)	—	—	—	—	—	—	—	—	57	(38)	57	(38)
Adjusted earnings (loss)	1,389	1,452	625	581	412	324	(650)	(624)	(385)	(403)	1,391	1,330
Adjusted earnings per common share – basic (dollars)											2.23	2.10
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this MD&A for further details.
(2)    Unrealized gain (loss) on foreign exchange is a supplementary financial measure.
(3)    Represents a theoretical tax calculated by applying the Company's Canadian statutory tax rate of 23.3 percent in the three and nine months ended September 30, 2026 (three and nine months ended September 30, 2025: 23.4 percent). The amount does not take into account the impact of different tax jurisdictions in which the Company's operations are domiciled.
Pembina Pipeline Corporation Third Quarter 2026 35

Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings in adjusted EBITDA and adjusted earnings above are also made to share of profit from investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA and adjusted earnings.
Adjusted EBITDA from Equity Accounted Investees

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of (loss) profit from equity accounted investees	—	(1)	37	(51)	150	(14)	187	(66)
Adjustments to EBITDA from equity accounted investees:
Net finance costs (income)	—	—	31	7	(152)	13	(121)	20
Income tax expense (recovery)	—	—	12	(17)	—	—	12	(17)
Depreciation and amortization	1	1	67	62	—	—	68	63
Impairment expense	—	—	65	193	—	—	65	193
Total adjustments to EBITDA from equity accounted investees	1	1	175	245	(152)	13	24	259
Adjusted EBITDA from equity accounted investees	1	—	212	194	(2)	(1)	211	193

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	1	—	199	60	133	(22)	333	38
Adjustments to EBITDA from equity accounted investees:
Net finance costs (income)	—	1	95	81	(137)	19	(42)	101
Income tax expense	—	—	64	19	—	—	64	19
Depreciation and amortization	2	2	194	191	—	—	196	193
Unrealized loss from commodity-related derivative financial instruments	—	—	1	1	—	—	1	1
Impairment expense and other non-cash provisions	—	—	64	192	—	—	64	192
Total adjustments to EBITDA from equity accounted investees	2	3	418	484	(137)	19	283	506
Adjusted EBITDA from equity accounted investees	3	3	617	544	(4)	(3)	616	544
Adjusted Earnings from Equity Accounted Investees

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of (loss) profit from equity accounted investees	—	(1)	37	(51)	150	(14)	187	(66)
Adjustments to share of profit (loss) from equity accounted investees:
Unrealized gain (loss) from other derivative financial instruments	—	—	(6)	1	(156)	1	(162)	2
Unrealized loss on foreign exchange	—	—	—	—	7	11	7	11
Impairment expense	—	—	65	193	—	—	65	193
Total adjustments to share of profit (loss) from equity accounted investees	—	—	59	194	(149)	12	(90)	206
Adjusted earnings (loss) from equity accounted investees	—	(1)	96	143	1	(2)	97	140
36 Pembina Pipeline Corporation Third Quarter 2026

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	1	—	199	60	133	(22)	333	38
Adjustments to share of profit (loss) from equity accounted investees:
Unrealized loss from commodity-related derivative financial instruments	—	—	1	1	—	—	1	1
Unrealized (gain) loss from other derivative financial instruments	—	—	(12)	3	(174)	33	(186)	36
Unrealized loss (gain) on foreign exchange	—	—	—	—	38	(13)	38	(13)
Impairment expense and other non-cash provisions	—	—	64	192	—	—	64	192
Total adjustments to share of profit (loss) from equity accounted investees	—	—	53	196	(136)	20	(83)	216
Adjusted earnings (loss) from equity accounted investees	1	—	252	256	(3)	(2)	250	254
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to exclude current tax expense and accrued share-based payment expense, and to include the impact of cash paid for taxes and share-based compensation, as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2026	2025	2026	2025
Cash flow from operating activities	900	810	2,132	2,440
Cash flow from operating activities per common share – basic (dollars)	1.55	1.39	3.67	4.20
Add (deduct):
Change in non-cash operating working capital	(23)	(23)	285	(57)
Current tax expense	(132)	(102)	(306)	(338)
Taxes paid, net of foreign exchange	51	30	320	157
Accrued share-based payment expense	(16)	(38)	(103)	(66)
Share-based compensation payment	—	3	80	89
Preferred share dividends paid	(29)	(32)	(89)	(102)
Adjusted cash flow from operating activities	751	648	2,319	2,123
Adjusted cash flow from operating activities per common share – basic (dollars)	1.29	1.12	3.99	3.65

Pembina Pipeline Corporation Third Quarter 2026 37

12. OTHER
Financial Instruments & Risk Management
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its business and, as at September 30, 2026, the Company has entered into certain financial derivative contracts in order to manage commodity price, cost of power, and foreign exchange risk. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions.
Financial Instruments
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a. Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
b. Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina's loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.

38 Pembina Pipeline Corporation Third Quarter 2026

c. Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include the following:
i.Power Purchase Agreements: Pembina's long-term power purchase agreements have given rise to embedded derivative instruments. The fair value of these embedded derivatives are measured using discounted projected cash flow models. The key unobservable inputs in the valuation include forecasted power prices from EDC Associates Ltd. and management estimates of renewable wind power pricing discounts. The power purchase agreements have a maturity date ranging from 2040 to 2041 and a notional that ranges from 100 MW to 105 MW of renewable energy capacity. As of September 30, 2026, the forecasted power prices, before applying the forecasted wind power pricing discount, range from $40.43 per MWh to $101.12 per MWh (December 31, 2025: $52.54 per MWh to $77.36 per MWh). Lastly, as of September 30, 2026, the forecasted wind power pricing discount applied ranges from 50 percent to 67 percent (December 31, 2025: 50 percent to 67 percent).
ii.Cedar LNG Third-Party Capacity Commercial Arrangement: Pembina's provision of Cedar LNG transportation and liquefaction capacity to a third-party customer has given rise to an embedded derivative instrument with option features. The fair-value of this embedded derivative is measured using Black-Scholes option modelling, using a notional of 1.0 million tonnes of LNG per annum for a term of 20 years. The term commences when Cedar LNG becomes commercially operational. The key unobservable inputs in the valuation include: (a) the forecasted spread between the forward global JKM LNG index and the forward AECO natural gas index; and, (b) the forecasted volatility of such commodity prices. As of September 30, 2026, the forecasted spread between these market pricing indices ranges from $7.57 per MMBtu to $10.60 per MMBtu (in U.S. dollars) (December 31, 2025: $6.32 per MMBtu to $9.03 per MMBtu, in U.S. dollars). Lastly, as of September 30, 2026, the forecasted average volatility of such commodity prices is 19 percent (December 31, 2025: 18 percent).
The fair valuation of embedded derivative instruments is judged to be a significant management estimate. The respective assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on derivative financial instruments.
Gains and Losses from Derivative Instruments

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2026	2025	2026	2025
Derivative instruments held at fair value through earnings
Realized gain recorded in revenue from risk management and other derivative contracts
Commodity-related gain	(9)	(39)	(1)	(98)
Unrealized loss (gain) recorded in revenue from risk management and other derivative contracts
Commodity-related loss (gain)	83	(1)	56	(41)
Cedar LNG third-party capacity commercial arrangement embedded derivative gain	(115)	—	(218)	—
Pembina Pipeline Corporation Third Quarter 2026 39

Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under Canadian securities legislation.
The President and Chief Executive Officer and Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
There were no changes in the third quarter of 2026 that had or are likely to have a material impact on Pembina's ICFR.
40 Pembina Pipeline Corporation Third Quarter 2026

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
JKM	Japan Korea Marker benchmark price for LNG
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
LNG	Liquefied natural gas
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude oil and NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.

Frac spreads	The margin between the value of extracted NGLs and the cost of the natural gas used to produce them.

Measurement
bpd	barrels per day	mtpa	million tonnes per annum
mbbls	thousands of barrels	MMcf/d	millions of cubic feet per day
mbpd	thousands of barrels per day	MMBtu	million British thermal units
mmbpd	millions of barrels per day	bcf/d	billions of cubic feet per day
mmbbls	millions of barrels	km	kilometer
mboe/d	thousands of barrels of oil equivalent per day	MW	Megawatt
mmboe/d	millions of barrels of oil equivalent per day	MWh	Megawatt hour

Investments in Equity Accounted Investees
Pipelines:
Grand Valley	75 percent interest in Grand Valley 1 Limited Partnership wind farm.
Facilities:
PGI	60 percent interest in Pembina Gas Infrastructure Inc., a premier gas processing entity in western Canada serving customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia.
Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Storage Corporation.
Marketing & New Ventures:
Cedar LNG	49.9 percent interest in Cedar LNG Partners LP and the proposed floating LNG facility in Kitimat, British Columbia, Canada.
ACG	50 percent interest in Alberta Carbon Grid Heartland Limited Partnership and the proposed Heartland carbon dioxide transportation and sequestration system.
Greenlight	47.5 percent interest in the Greenlight Electricity Centre Limited Partnership, which is developing a gas-fired combined cycle power generation facility to be located in Alberta’s Industrial Heartland.
Readers are referred to the AIF for the year ended December 31, 2025 for additional descriptions, which is available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

Pembina Pipeline Corporation Third Quarter 2026 41

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of this MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and anticipated dividend payment dates;
•planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•future pipeline, processing, fractionation, and storage facility and system operations;
•treatment under existing and proposed governmental laws, policies and regulations, including those relating to taxes, the environment, tariffs and project assessments;
•potential changes or amendments to existing or proposed governmental laws, policies and regulations;
•Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•the proposed Pacific Link Pipeline, including Pembina's anticipated economic interest therein, the satisfaction of the conditions to Pembina's participation, the expected federal review process and the anticipated benefits of the project;
•increased processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds, future contractual obligations, future financing options, availability of capital for capital expenditures, operating obligations, debt maturities, letters of credit and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares or other securities, repayments of existing debt, new borrowings, equity or hybrid securities issuances and the timing thereof;
•potential actions undertaken by Pembina to mitigate counterparty risk;
•tolls and tariffs, and processing, transportation, fractionation, storage and services commitments and contracts;
•the outcomes and effectiveness of Pembina's DC&P and ICFR;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the development, in-service dates and anticipated benefits of Pembina's new projects and developments, including RFS IV, the Wapiti Expansion, the K3 Cogeneration Facility, the Taylor-to-Gordondale Expansion, the Fox Creek-to-Namao Expansion, the Birch-to-Taylor Expansion, the Prince Rupert Terminal Optimization, the Greenlight Electricity Centre, the Heartland Extraction Plant and the Cedar LNG Project, including the timing thereof and certain costs related thereto, and Pembina’s anticipated funding and equity contribution commitments in respect thereof;
•expectations in respect of PGI's infrastructure development commitments, including the amounts and timing thereof;
•the expected costs, timing and impact of the Alliance New Toll Structure;
•the expected impact of the adoption of new accounting standards on Pembina's financial statements and the timing thereof; and
•the impact of current and future market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates;
•the ability of Pembina to maintain current credit ratings;
•the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing existing debt as it becomes due;
•future operating costs, including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent with historical levels;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on acceptable terms in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of Pacific Link, that definitive agreements will be entered into on acceptable terms and that the conditions to Pembina's participation will be satisfied;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects; current operations or the repayment or refinancing of existing debt as it becomes due;
•the inputs used by Pembina's management in the fair valuation of embedded derivative instruments remaining consistent;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•reliance on third parties to successfully operate and maintain certain assets;
•labour and material shortages;
•reliance on key relationships and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•the risk that definitive agreements in respect of Pacific Link are not entered into, or that the conditions to Pembina's participation are not satisfied;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, the imposition of new tariffs or other changes in international trade policies or relations, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide, resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment and public opinion in North America and elsewhere, including changes in trade relations between Canada and the U.S.;
•ability to access various sources of debt and equity capital on acceptable terms;
•adverse changes in credit ratings;
•counterparty credit risk;
•operating risks, including the amount of future liabilities related to pipeline spills and other environmental incidents;
•technology and security risks, including cyber-security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" in Pembina's MD&A and AIF, each for the year ended December 31, 2025, which are available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Management approved the 2026 capital expenditure guidance contained herein as of the date of this MD&A. The purpose of the 2026 capital expenditure guidance is to assist readers in understanding Pembina's expected future capital expenditures, and this information may not be appropriate for other purposes. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
42 Pembina Pipeline Corporation Third Quarter 2026

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	September 30, 2026	December 31, 2025
Assets Current assets
Cash and cash equivalents	252	106
Trade receivables and other	1,025	766
Income tax receivable	13	19
Related party receivable (Note 12)	36	70
Inventory	353	284
Derivative financial instruments (Note 11)	17	14
	1,696	1,259
Non-current assets
Property, plant and equipment (Note 4)	22,740	22,550
Intangible assets and goodwill	6,301	6,345
Investments in equity accounted investees (Note 5)	4,620	4,344
Right-of-use assets	492	526
Finance lease receivables	208	239
Derivative financial instruments (Note 11)	324	114
Other assets	186	178
	34,871	34,296
Total assets	36,567	35,555
Liabilities and equity Current liabilities
Trade payables and other	1,403	1,321
Loans and borrowings (Note 6)	600	600
Lease liabilities	86	83
Contract liabilities (Note 8)	48	39
Derivative financial instruments (Note 11)	123	22
	2,260	2,065
Non-current liabilities
Loans and borrowings (Note 6)	11,481	11,066
Subordinated hybrid notes (Note 6)	1,022	1,022
Lease liabilities	511	539
Decommissioning provision	468	540
Contract liabilities (Note 8)	295	305
Deferred tax liabilities	3,102	2,957
Derivative financial instruments (Note 11)	74	116
Other liabilities	161	174
	17,114	16,719
Total liabilities	19,374	18,784
Total equity	17,193	16,771
Total liabilities and equity	36,567	35,555
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation Third Quarter 2026 43

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2026	2025	2026	2025
Revenue (Note 8)	2,179	1,791	6,437	5,865
Cost of sales (Note 3)	1,359	1,067	3,901	3,537
Share of profit (loss) from equity accounted investees (Note 5)	187	(66)	333	38
Gross profit	1,007	658	2,869	2,366
General and administrative	109	126	383	357
Other income	—	(19)	(4)	(15)
Results from operating activities	898	551	2,490	2,024
Net finance costs (Note 9)	159	153	468	454
Earnings before income tax	739	398	2,022	1,570
Current tax expense	132	102	306	338
Deferred tax expense	37	10	136	27
Income tax expense	169	112	442	365
Earnings	570	286	1,580	1,205
Other comprehensive income (loss), net of tax (Note 10)
Exchange gain (loss) on translation of foreign operations	20	128	216	(186)
Impact of hedging activities	—	(7)	(11)	1
Other comprehensive income (loss), net of tax	20	121	205	(185)
Total comprehensive income attributable to shareholders	590	407	1,785	1,020
Earnings attributable to common shareholders, net of preferred share dividends	538	251	1,484	1,095
Earnings per common share – basic and diluted (dollars)	0.92	0.43	2.55	1.88
Weighted average number of common shares (millions)
Basic	582	581	581	581
Diluted	582	582	582	582
See accompanying notes to the condensed consolidated interim financial statements
44 Pembina Pipeline Corporation Third Quarter 2026

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company				Total Equity
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)
December 31, 2025	17,016	1,729	(2,381)	407	16,771
Total comprehensive income
Earnings	—	—	1,580	—	1,580
Other comprehensive gain (Note 10)	—	—	—	205	205
Total comprehensive income	—	—	1,580	205	1,785
Transactions with shareholders of the Company (Note 7)
Part VI.1 tax on preferred shares	—	(7)	—	—	(7)
Share-based payment transactions	1	—	—	—	1
Dividends declared – common	—	—	(1,268)	—	(1,268)
Dividends declared – preferred	—	—	(89)	—	(89)
Total transactions with shareholders of the Company	1	(7)	(1,357)	—	(1,363)
September 30, 2026	17,017	1,722	(2,158)	612	17,193

December 31, 2024	17,008	2,164	(2,303)	641	17,510
Total comprehensive income (loss)
Earnings	—	—	1,205	—	1,205
Other comprehensive loss	—	—	—	(185)	(185)
Total comprehensive income (loss)	—	—	1,205	(185)	1,020
Transactions with shareholders of the Company (Note 7)
Part VI.1 tax on preferred shares	—	(8)	—	—	(8)
Preferred shares redemption	—	(200)	—	—	(200)
Share-based payment transactions	7	—	—	—	7
Dividends declared – common	—	—	(1,226)	—	(1,226)
Dividends declared – preferred	—	—	(102)	—	(102)
Total transactions with shareholders of the Company	7	(208)	(1,328)	—	(1,529)
September 30, 2025	17,015	1,956	(2,426)	456	17,001
(1)    Accumulated Other Comprehensive Income ("AOCI").
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation Third Quarter 2026 45

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2026	2025	2026	2025
Cash provided by (used in)
Operating activities
Earnings	570	286	1,580	1,205
Adjustments for items not involving cash:
Share of (profit) loss from equity accounted investees	(187)	66	(333)	(38)
Depreciation and amortization	238	241	713	731
Unrealized gain from derivative instruments	(32)	(1)	(162)	(41)
Net finance costs (Note 9)	159	153	468	454
Share-based compensation expense	17	39	104	68
Income tax expense	169	112	442	365
Gain on asset disposal	(3)	(19)	(4)	(23)
Cash items paid or received:
Distributions from equity accounted investees	158	128	465	396
Net interest paid	(169)	(172)	(466)	(464)
Share-based compensation payment	—	(3)	(80)	(89)
Taxes paid	(51)	(30)	(320)	(157)
Change in non-cash operating working capital	23	23	(285)	57
Net change in contract liabilities	6	(8)	—	(1)
Other	2	(5)	10	(23)
Cash flow from operating activities	900	810	2,132	2,440
Financing activities
Net (decrease) increase in bank borrowings	(111)	(8)	401	461
Proceeds from issuance of long-term debt, net of issue costs	599	(2)	599	195
Repayment of long-term debt	(600)	(110)	(600)	(660)
Repayment of lease liability	(21)	(21)	(63)	(62)
Issuance of common shares on exercise of options	—	3	1	6
Redemption of preferred shares	—	—	—	(226)
Common share dividends paid	(428)	(413)	(1,268)	(1,226)
Preferred share dividends paid	(29)	(32)	(89)	(102)
Cash flow used in financing activities	(590)	(583)	(1,019)	(1,614)
Investing activities
Capital expenditures	(203)	(178)	(608)	(549)
Contributions to equity accounted investees	(123)	(108)	(454)	(283)
Interest paid during construction	(6)	(7)	(21)	(19)
Net repayment from related parties (Note 5)	91	—	30	—
Return of capital from equity accounted investees	—	—	45	—
Changes in non-cash investing working capital and other	30	(1)	38	34
Cash flow used in investing activities	(211)	(294)	(970)	(817)
Change in cash and cash equivalents	99	(67)	143	9
Effect of movement in exchange rates on cash held	—	6	3	(1)
Cash and cash equivalents, beginning of period	153	210	106	141
Cash and cash equivalents, end of period	252	149	252	149
See accompanying notes to the condensed consolidated interim financial statements
46 Pembina Pipeline Corporation Third Quarter 2026

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. These condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three and nine months ended September 30, 2026.
Pembina owns an extensive network of strategically located assets which include hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Pembina's network of strategically located assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
These Interim Financial Statements and the notes hereto have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The accounting policies applied are in accordance with International Financial Reporting Standards ("IFRS") Accounting Standards as issued by the International Accounting Standards Board and are consistent with the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2025 ("Consolidated Financial Statements"), and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on November 5, 2026.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2026.
Pembina Pipeline Corporation Third Quarter 2026 47

2. CHANGES IN ACCOUNTING POLICIES
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the nine months ended September 30, 2026 that have a material impact on Pembina's financial statements.
New Standards and Interpretations Not Yet Adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
In April 2024, the IASB issued IFRS 18, which will replace IAS 1 Presentation of Financial Statements, and includes particular amendments to IAS 7, Statement of Cash Flows. IFRS 18 will be retrospectively adopted as of January 1, 2027. IFRS 18 improves the comparability of financial information by standardizing various aspects of presentation, and incorporates Management-defined Performance Measures ("MPMs") into financial statement disclosure. The Company is continuing to assess IFRS 18 and its implications; however, the following preliminary conclusions are noted:
a.The adoption of IFRS 18 will not impact Earnings; however, the Consolidated Statements of Earnings and Comprehensive Income will be organized into categories of operating, investing, and financing activities. This will result in the presentation of new subtotals: Operating profit and Profit before finance and income tax. The Company's Share of profit from equity accounted investees will be presented as an investing activity.
b.Two MPMs have been initially identified and will be incorporated in future financial statement disclosure: Adjusted EBITDA and Adjusted Earnings.
c.On the Consolidated Statements of Cash Flows, interest paid (including capitalized interest) will move from operating activities to financing activities. In addition, Interest received and Distributions from equity accounted investees will move from operating activities to investing activities. Lastly, Operating profit will be the basis of determining cash flow from operating activities.
IFRS 20 Regulatory Assets and Regulatory Liabilities ("IFRS 20")
In May 2026, the IASB issued IFRS 20, which is to be adopted as of January 1, 2029. Full retrospective or modified retrospective adoption is permitted. The standard introduces a new accounting model for rate regulated entities that meet specified scope criteria. The accounting model addresses the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expense. Pembina is currently reviewing the scope and impact of IFRS 20 on its Consolidated Financial Statements.
48 Pembina Pipeline Corporation Third Quarter 2026

3. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended September 30, 2026	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	766	103	1,297	13	2,179
Inter-segment revenue	53	228	—	(281)	—
Total revenue(3)	819	331	1,297	(268)	2,179
Operating expenses	191	139	10	(101)	239
Cost of goods sold	7	—	1,075	(183)	899
Depreciation and amortization included in gross profit	150	51	17	3	221
Cost of sales	348	190	1,102	(281)	1,359
Share of profit from equity accounted investees	—	37	150	—	187
Gross profit	471	178	345	13	1,007
Depreciation included in general and administrative	2	—	—	15	17
Other general and administrative	16	5	11	60	92
Other expense (income)	—	1	—	(1)	—
Results from operating activities	453	172	334	(61)	898
Net finance costs	12	3	2	142	159
Earnings before tax	441	169	332	(203)	739
Income tax expense	—	—	—	—	169
Earnings	441	169	332	(203)	570
Capital expenditures	116	78	1	8	203
Contributions to equity accounted investees	—	81	42	—	123

3 Months Ended September 30, 2025	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	829	88	861	13	1,791
Inter-segment revenue	53	212	—	(265)	—
Total revenue(3)	882	300	861	(252)	1,791
Operating expenses	221	134	7	(103)	259
Cost of goods sold	10	—	739	(169)	580
Depreciation and amortization included in gross profit	161	48	16	3	228
Cost of sales	392	182	762	(269)	1,067
Share of loss from equity accounted investees	(1)	(51)	(14)	—	(66)
Gross profit	489	67	85	17	658
Depreciation included in general and administrative	1	—	—	12	13
Other general and administrative	22	6	14	71	113
Other income	(18)	—	—	(1)	(19)
Results from operating activities	484	61	71	(65)	551
Net finance costs	7	3	3	140	153
Earnings before tax	477	58	68	(205)	398
Income tax expense	—	—	—	—	112
Earnings	477	58	68	(205)	286
Capital expenditures	84	84	3	7	178
Contributions to equity accounted investees	—	74	34	—	108
(1)    Pipelines revenue includes $112 million (2025: $118 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $231 million (2025: $236 million) associated with U.S. midstream sales.
(3)    During the three months ended September 30, 2026 and 2025, one customer accounted for 10 percent or more of total revenues, with $247 million and $236 million, respectively, reported throughout all segments.
Pembina Pipeline Corporation Third Quarter 2026 49

9 Months Ended September 30, 2026	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	2,371	292	3,739	35	6,437
Inter-segment revenue	161	661	3	(825)	—
Total revenue(3)	2,532	953	3,742	(790)	6,437
Operating expenses	564	404	24	(299)	693
Cost of goods sold	35	—	3,048	(539)	2,544
Depreciation and amortization included in gross profit	455	149	50	10	664
Cost of sales	1,054	553	3,122	(828)	3,901
Share of profit from equity accounted investees	1	199	133	—	333
Gross profit	1,479	599	753	38	2,869
Depreciation included in general and administrative	5	—	—	44	49
Other general and administrative	58	18	37	221	334
Other expense (income)	—	1	—	(5)	(4)
Results from operating activities	1,416	580	716	(222)	2,490
Net finance costs	28	10	5	425	468
Earnings before tax	1,388	570	711	(647)	2,022
Income tax expense	—	—	—	—	442
Earnings	1,388	570	711	(647)	1,580
Capital expenditures	392	180	11	25	608
Contributions to equity accounted investees	—	227	227	—	454

9 Months Ended September 30, 2025	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	2,496	260	3,074	35	5,865
Inter-segment revenue	154	642	6	(802)	—
Total revenue(3)	2,650	902	3,080	(767)	5,865
Operating expenses	604	400	24	(308)	720
Cost of goods sold	37	—	2,597	(507)	2,127
Depreciation and amortization included in gross profit	477	152	53	8	690
Cost of sales	1,118	552	2,674	(807)	3,537
Share of profit (loss) from equity accounted investees	—	60	(22)	—	38
Gross profit	1,532	410	384	40	2,366
Depreciation included in general and administrative	2	—	—	39	41
Other general and administrative	60	16	33	207	316
Other (income) expense	(17)	1	2	(1)	(15)
Results from operating activities	1,487	393	349	(205)	2,024
Net finance costs	19	9	7	419	454
Earnings before tax	1,468	384	342	(624)	1,570
Income tax expense	—	—	—	—	365
Earnings	1,468	384	342	(624)	1,205
Capital expenditures	216	294	14	25	549
Contributions to equity accounted investees	—	198	86	—	284
(1)    Pipelines revenue includes $392 million (2025: $388 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $739 million (2025: $854 million) associated with U.S. midstream sales.
(3)    During the nine months ended September 30, 2026, no one customer accounted for 10 percent or more of total revenues reported throughout all segments. During the nine months ended September 30, 2025, one customer accounted for 10 percent or more of total revenues with $822 million reported throughout all segments.
50 Pembina Pipeline Corporation Third Quarter 2026

4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines(1)	Facilities and Equipment(1)	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2025	650	14,725	9,214	2,139	1,001	27,729
Additions and transfers	—	96	685	67	(199)	649
Change in decommissioning provision	—	(21)	(49)	(11)	—	(81)
Foreign exchange	7	125	65	1	1	199
Dispositions and other	(5)	(7)	(6)	(16)	(3)	(37)
Balance at September 30, 2026	652	14,918	9,909	2,180	800	28,459

Depreciation
Balance at December 31, 2025	55	2,638	1,875	611	—	5,179
Depreciation	6	231	235	64	—	536
Transfers	—	(4)	4	—	—	—
Foreign exchange and dispositions	1	8	8	(13)	—	4
Balance at September 30, 2026	62	2,873	2,122	662	—	5,719

Carrying amounts
Balance at December 31, 2025	595	12,087	7,339	1,528	1,001	22,550
Balance at September 30, 2026	590	12,045	7,787	1,518	800	22,740
(1)    At September 30, 2026, the movement in Pipelines and Facilities includes $15 million and $10 million respectively in net assets transferred from finance lease receivables (2025: nil).

Pembina Pipeline Corporation Third Quarter 2026 51

5. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest (percent)		Share of Profit (Loss) from Equity Accounted Investees		Investments in Equity Accounted Investees
			9 Months Ended September 30
($ millions)	September 30, 2026	December 31, 2025	2026	2025	September 30, 2026	December 31, 2025
PGI(1)	60	60	198	58	3,561	3,578
Cedar LNG	49.9	49.9	85	(21)	859	591
Greenlight	47.5	50	48	(1)	111	82
Other(2)	50 - 75	50 - 75	2	2	89	93
			333	38	4,620	4,344
(1)    PGI share of profit for the nine months ended September 30, 2026, includes an impairment of a single cash generating unit and an impairment recognized on certain assets within PGI of $50 million, net to Pembina after tax (2025: $146 million, net to Pembina after tax), due to future utilization uncertainty.
(2)    Other includes Pembina's interest in Grand Valley, Fort Corp and ACG.
Greenlight
On July 2, 2026, Pembina and its partners in Greenlight Electricity Centre Limited Partnership ("Greenlight"), Morgan Stanley Infrastructure Partners ("MSIP") and Kineticor Asset Management ("Kineticor"), announced a positive final investment decision ("FID") on Greenlight Electricity Centre ("GLEC"), a 932 megawatt ("MW") gas-fired combined cycle power generation facility. The anticipated in-service date for GLEC is the second half of 2030.
Concurrently with the FID, MSIP acquired from OPSEU Pension Plan Trust Fund ("OPTrust"), Kineticor's majority shareholder, its 50 percent ownership interest in Greenlight. In addition, Kineticor was granted a five percent interest in Greenlight. The resulting ownership of Greenlight is Pembina (47.5 percent), MSIP (47.5 percent) and Kineticor (five percent).
Financing Activities for Equity Accounted Investees
PGI
On September 29, 2026, PGI amended and restated its credit agreement. PGI reallocated its commitments between existing facilities and extended maturity dates between September 2028 and September 2030.
Greenlight
In the first six months of 2026, Pembina advanced funds to Greenlight in the amount of $61 million represented by promissory notes issued by Greenlight (December 31, 2025: $27 million). These promissory notes bore interest at 10.0 percent per annum, payable semi-annually, with an optional prepayment right in favour of Greenlight. On July 2, 2026, Greenlight fully repaid the outstanding amount of $91 million, including accrued interest, following a positive FID in respect of GLEC.
On July 2, 2026, Greenlight closed a new credit agreement consisting of a $2.7 billion term loan facility which matures July 2033. Greenlight has arranged project-level debt financing expected to fund approximately 60 percent of the total project costs in respect of GLEC, with the remaining 40 percent to be funded through equity contributions by the partners. Pembina and MSIP will each fund 50 percent of Greenlight's equity requirements. Greenlight entered into interest rate hedges to fix approximately 80 percent of its term loan debt priced at the Canadian Overnight Repo Rate Average ("CORRA") and foreign exchange hedges to fix approximately 50 percent of its aggregate U.S. dollar denominated project costs.

52 Pembina Pipeline Corporation Third Quarter 2026

6. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which is measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at September 30, 2026	Nominal Interest Rate	Year of Maturity	September 30, 2026	December 31, 2025
Variable rate debt
Senior unsecured credit facilities(1)(2)	4,106	3.75(3)	Various(1)	2,321	1,305
Fixed rate debt
Senior unsecured medium-term notes series 3	450	4.75	2043	450	450
Senior unsecured medium-term notes series 4	600	4.81	2044	600	600
Senior unsecured medium-term notes series 6	600	4.24	2027	600	600
Senior unsecured medium-term notes series 7	—	3.71	2026	—	600
Senior unsecured medium-term notes series 9	550	4.74	2047	550	550
Senior unsecured medium-term notes series 10	650	4.02	2028	650	650
Senior unsecured medium-term notes series 11	800	4.75	2048	800	800
Senior unsecured medium-term notes series 12	650	3.62	2029	650	650
Senior unsecured medium-term notes series 13	700	4.54	2049	700	700
Senior unsecured medium-term notes series 15	600	3.31	2030	600	600
Senior unsecured medium-term notes series 16	400	4.67	2050	400	400
Senior unsecured medium-term notes series 17	500	3.53	2031	500	500
Senior unsecured medium-term notes series 18	500	4.49	2051	500	500
Senior unsecured medium-term notes series 20	750	5.02	2032	750	750
Senior unsecured medium-term notes series 21	600	5.21	2034	600	600
Senior unsecured medium-term notes series 22	750	5.67	2054	750	750
Senior unsecured medium-term notes series 23	650	5.22	2033	650	650
Total fixed rate loans and borrowings outstanding				9,750	10,350
Net deferred financing premium				10	11
Total loans and borrowings				12,081	11,666
Less current portion loans and borrowings				(600)	(600)
Total non-current loans and borrowings				11,481	11,066
Fixed-to-fixed rate subordinated notes
Subordinated notes, series 2	425	5.95	2055	425	425
Subordinated notes, series 3	600	4.80	2081	600	600
				1,025	1,025
Deferred financing costs				(3)	(3)
Total fixed-to-fixed rate subordinated notes				1,022	1,022
(1)    Pembina's unsecured credit facilities include a $2.5 billion revolving facility that matures in June 2030, an unsecured $600 million non-revolving term loan that matures in October 2027, an unsecured $600 million non-revolving term loan that matures in August 2028, and a $50 million operating facility that matures in June 2027, which is typically renewed on an annual basis.
(2)    Includes U.S. $250 million variable rate debt outstanding as at September 30, 2026 (2025: U.S. $250 million). The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company's net investment in selected foreign operations with a U.S. dollar functional currency.
(3)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at September 30, 2026. Borrowings under the credit facilities bear interest at prime rates, the CORRA, or the USD Secured Overnight Financing Rate ("SOFR"), plus applicable margins.

Pembina Pipeline Corporation Third Quarter 2026 53

Financing Activity
On August 11, 2026, Pembina's $600 million aggregate principal amount of senior unsecured medium-term notes, Series 7, matured and were fully repaid.
On August 14, 2026, Pembina closed a $600 million two-year term loan ("Two-Year Term Loan") with a new lender. The proceeds of the Two-Year Term Loan have been used to repay existing amounts drawn under Pembina's $2.5 billion revolving credit facility. The Two-Year Term Loan has an initial term of two years and is prepayable at the option of Pembina. The other terms and conditions of the Two-Year Term Loan, including financial covenants, are substantially similar to Pembina's $2.5 billion revolving credit facility.
On September 16, 2026, Pembina established an unsecured commercial paper program authorizing the issuance of up to $1.5 billion of short-term promissory notes. Amounts issued under the program are backstopped by Pembina's revolving credit facility, reducing available borrowing capacity under the revolving credit facility by the principal amount of commercial paper outstanding. As of September 30, 2026, Pembina had no outstanding commercial paper issued.
Subsequent to the end of the third quarter, on October 9, 2026, Pembina completed an extension on its $2.5 billion revolving credit facility, which now matures in June 2031.
Covenants
Pembina is subject to certain financial covenants under its medium-term note indentures and credit facilities agreements and complies with all financial covenants as of September 30, 2026. Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the credit facilities include the following:

Debt	Financial Covenant(1)	Ratio
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70(2)
Credit facilities	Debt to Capital	Maximum 0.70(3)
(1)    Terms as defined in relevant agreements.
(2)    Covenant must be met at the reporting date and filed within 90 days after the end of each fiscal year and within 10 business days after filing of the Consolidated Financial Statements.
(3)    Covenant must be met at the reporting date and filed within 120 days after the end of each fiscal year and 60 days after each quarter.
54 Pembina Pipeline Corporation Third Quarter 2026

7. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2025	581	17,016
Share-based payment transactions(1)	1	1
Balance at September 30, 2026	582	17,017
(1)     Exercised options are settled by issuing the net number of common shares equivalent to the gain upon exercise.
Share Repurchase Program
On May 13, 2026, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 29 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities laws, subject to certain restrictions on the number of common shares that may be purchased on a single day. The NCIB commenced on May 19, 2026 and will expire on the earlier of May 18, 2027, the date on which Pembina has acquired the maximum number of common shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB. No common shares were purchased by Pembina during the three and nine months ended September 30, 2026.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2025	75	1,729
Part VI.1 tax	—	(7)
Balance at September 30, 2026	75	1,722
Dividends
The following dividends were declared and paid by Pembina:

9 Months Ended September 30
($ millions)	2026	2025
Common shares
Common share	1,268	1,226
Class A preferred shares
Series 1 Class A Preferred Share	12	12
Series 3 Class A Preferred Share	7	7
Series 5 Class A Preferred Share	13	13
Series 7 Class A Preferred Share	11	11
Series 9 Class A Preferred Share	—	7
Series 15 Class A Preferred Share	9	9
Series 17 Class A Preferred Share	7	8
Series 19 Class A Preferred Share	—	5
Series 21 Class A Preferred Share	18	18
Series 25 Class A Preferred Share	12	12
	89	102
On November 5, 2026, Pembina announced that its Board of Directors had declared a common share cash dividend for the fourth quarter of 2026 of $0.735 per share to be paid on December 31, 2026, to shareholders of record on December 15, 2026.
Pembina Pipeline Corporation Third Quarter 2026 55

Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares on October 5, 2026 as outlined in the following table:

Series	Record Date	Payable Date	Dividend Amount ($ millions)
Series 1, 3, 5, 7, and 21	November 2, 2026	December 1, 2026	20
Series 15 and 17	December 15, 2026	December 31, 2026	5
Series 25	November 2, 2026	November 16, 2026	4
			29
8. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

3 Months Ended September 30	2026					2025
	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total
($ millions)
Take-or-pay(1)	592	52	—	—	644	632	55	2	—	689
Fee-for-service(1)	124	29	39	—	192	141	16	38	—	195
Product sales(2)	1	—	1,213	—	1,214	1	—	776	—	777
Revenue from contracts with customers	717	81	1,252	—	2,050	774	71	816	—	1,661
Realized gain from derivative instruments	—	—	9	—	9	—	—	39	—	39
Unrealized gain from derivative instruments	—	—	32	—	32	—	—	1	—	1
Revenue from risk management and other derivative contracts	—	—	41	—	41	—	—	40	—	40
Lease income	43	16	—	—	59	45	12	1	—	58
Shared service revenue(3) and other	6	6	4	13	29	10	5	4	13	32
Total external revenue	766	103	1,297	13	2,179	829	88	861	13	1,791

9 Months Ended September 30	2026					2025
	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total
($ millions)
Take-or-pay(1)	1,775	155	—	—	1,930	1,905	154	12	—	2,071
Fee-for-service(1)	445	76	139	—	660	418	56	107	—	581
Product sales(2)	3	—	3,427	—	3,430	6	—	2,802	—	2,808
Revenue from contracts with customers	2,223	231	3,566	—	6,020	2,329	210	2,921	—	5,460
Realized gain from derivative instruments	—	—	1	—	1	—	—	98	—	98
Unrealized gain from derivative instruments	—	—	162	—	162	—	—	41	—	41
Revenue from risk management and other derivative contracts	—	—	163	—	163	—	—	139	—	139
Lease income	132	40	1	—	173	140	32	4	—	176
Shared service revenue(3) and other	16	21	9	35	81	27	18	10	35	90
Total external revenue	2,371	292	3,739	35	6,437	2,496	260	3,074	35	5,865
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
(3)    Includes $15 million for the three months ended September 30, 2026 (2025: $13 million) and $42 million for the nine months ended September 30, 2026 (2025: $41 million) of fixed fee income related to shared service agreements with joint ventures.

56 Pembina Pipeline Corporation Third Quarter 2026

b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

As at
($ millions)	September 30, 2026	December 31, 2025
Opening balance	344	298
Additions (net in the period)	28	186
Revenue recognized from contract liabilities(1)	(25)	(43)
Transfers to trade payables and other(2)	(4)	(97)
Closing balance	343	344
Less current portion(3)	(48)	(39)
Ending balance	295	305
(1)    Recognition of revenue related to performance obligations satisfied in the period that were included in the opening balance of contract liabilities.
(2)    Represents a refundable liability transferred to trade payables and other.
(3)    Represents cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.

Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which have been received from customers including up-front payments or non-cash consideration received from customers for future services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
9. NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2026	2025	2026	2025
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	129	131	384	391
Subordinated hybrid notes	14	11	41	26
Leases	8	9	23	25
Interest income	(3)	(4)	(10)	(8)
Unwinding of discount rate	7	6	22	18
Foreign exchange losses and other	4	—	8	2
Net finance costs	159	153	468	454
10. ACCUMULATED OTHER COMPREHENSIVE INCOME

($ millions)	Currency Translation Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2025	362	45	407
Other comprehensive gain before hedging activities	216	—	216
Other comprehensive loss resulting from hedging activities, net of tax(1)	(11)	—	(11)
Balance at September 30, 2026	567	45	612
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
Pembina Pipeline Corporation Third Quarter 2026 57

11. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a. Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
b. Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina's loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.
c. Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include the following:
i.Power Purchase Agreements: Pembina's long-term power purchase agreements have given rise to embedded derivative instruments. The fair value of these embedded derivatives are measured using discounted projected cash flow models. The key unobservable inputs in the valuation include forecasted power prices from EDC Associates Ltd. and management estimates of renewable wind power pricing discounts. The power purchase agreements have a maturity date ranging from 2040 to 2041 and a notional that ranges from 100 MW to 105 MW of renewable energy capacity. As of September 30, 2026, the forecasted power prices, before applying the forecasted wind power pricing discount, range from $40.43 per megawatt hour ("MWh") to $101.12 per MWh (December 31, 2025: $52.54 per MWh to $77.36 per MWh). Lastly, as of September 30, 2026, the forecasted wind power pricing discount applied ranges from 50 percent to 67 percent (December 31, 2025: 50 percent to 67 percent).
ii.Cedar LNG Third-Party Capacity Commercial Arrangement: Pembina's provision of Cedar LNG transportation and liquefaction capacity to a third-party customer has given rise to an embedded derivative instrument with option features. The fair-value of this embedded derivative is measured using Black-Scholes option modelling, using a notional of 1.0 million tonnes of LNG per annum for a term of 20 years. The term commences when Cedar LNG becomes commercially operational. The key unobservable inputs in the valuation include: (a) the forecasted spread between the forward global Japan Korea Marker LNG index and the forward Alberta Energy Company natural gas index; and, (b) the forecasted volatility of such commodity prices. As of September 30, 2026, the forecasted spread between these market pricing indices ranges from $7.57 per Million British Thermal Units ("MMBtu") to $10.60 per MMBtu (in U.S. dollars) (December 31, 2025: $6.32 per MMBtu to $9.03 per MMBtu, in U.S. dollars). Lastly, as of September 30, 2026, the forecasted average volatility of such commodity prices is 19 percent (December 31, 2025: 18 percent).
58 Pembina Pipeline Corporation Third Quarter 2026

The fair valuation of embedded derivative instruments is judged to be a significant management estimate. The respective assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on derivative financial instruments.
The carrying values of financial assets and liabilities in relation to their respective fair values, together with their appropriate fair value categorization are illustrated in the table below. Certain other non-derivative financial instruments measured at amortized cost, including cash and cash equivalents, trade receivables and other, trade payables and other, and other liabilities have been excluded since their carrying values are judged to approximate their fair values due to their nature and short maturity. These instruments would be categorized as Level 2 in the fair value hierarchy.

	September 30, 2026				December 31, 2025
	Carrying Value	Fair Value			Carrying Value	Fair Value
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(1)	341	—	17	324	128	—	14	114
Financial liabilities carried at fair value
Derivative financial instruments(1)	197	—	113	84	138	—	9	129
Financial liabilities carried at amortized cost
Long-term debt(2)	13,103	—	12,713	—	12,688	—	12,708	—
(1)    All derivative financial instruments are carried at fair value through earnings.
(2)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated notes.
Changes in fair value of the derivative net asset (liability) classified as Level 3 in the fair value hierarchy were as follows:

($ millions)	2026
Level 3 derivative net liability at January 1	(15)
Gain from power purchase agreements embedded derivatives(1)	45
Gain from Cedar LNG third-party capacity commercial arrangement embedded derivative(1)	210
Level 3 derivative net asset at September 30	240
(1)    Net realized and unrealized gain included in Revenue from risk management and derivative contracts (see Note 8 Revenue).

There were no transfers into or out of Level 3 during the nine months ended September 30, 2026.
Gains and Losses from Derivative Instruments

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2026	2025	2026	2025
Derivative instruments held at fair value through earnings
Realized gain recorded in revenue from risk management and other derivative contracts
Commodity-related gain	(9)	(39)	(1)	(98)
Unrealized loss (gain) recorded in revenue from risk management and other derivative contracts
Commodity-related loss (gain)	83	(1)	56	(41)
Cedar LNG third-party capacity commercial arrangement embedded derivative gain	(115)	—	(218)	—
Pembina Pipeline Corporation Third Quarter 2026 59

12. RELATED PARTIES
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit.
A summary of the significant related party transactions and balances are as follows:

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2026	2025	2026	2025
PGI	57	58	186	179
Cedar LNG	6	5	14	14
Total services provided by Pembina(1)	63	63	200	193
Total services received from PGI	7	2	17	6
Total interest income received from Greenlight	—	—	3	—

As at ($ millions)			September 30, 2026	December 31, 2025
Related party receivables from:
PGI			27	39
Cedar LNG			9	4
Greenlight			—	27
Total related party receivables			36	70
Right-of-use assets(2)			30	32
Lease liabilities(2)			31	32
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2)    Pembina has a lease arrangement with PGI for the use of a natural gas storage asset. Under the terms of the agreement, Pembina recognized a right-of-use asset and a corresponding lease liability. The lease commenced on September 1, 2025 and has a term of 15 years. Lease payments are made on a monthly basis and are structured as a combination of a fixed fee and flow-through charges.

60 Pembina Pipeline Corporation Third Quarter 2026

13. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina was committed for the following amounts under its contracts and arrangements as at September 30, 2026:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Transportation and processing(2)	11,528	81	621	1,249	9,577
Construction commitments(3)	441	215	210	16	—
Other commitments related to lease contracts(4)	562	43	132	158	229
Funding commitments, software, and other(5)	954	35	682	237	—
Total contractual obligations	13,485	374	1,645	1,660	9,806
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 15 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 13 and 296 mbpd of NGL each year up to and including 2041. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 99 megawatts of power capacity each year up to and including 2050.
(2)In 2024, Pembina signed two agreements relating to the Cedar LNG Project: (a) Liquefaction Tolling Services Agreement ("LTSA"); and, (b) Gas Supply Agreement ("GSA"). The LTSA is a 20-year take-or-pay fixed toll contract for 1.5 mtpa, while the GSA will allow for transport on the Coastal GasLink Pipeline of approximately 200 MMcf/d of Canadian natural gas to Cedar LNG. In 2025, Pembina contracted the rights to its liquefaction and transportation capacity to two third-party customers. These agreements represent a total commitment of approximately $10.8 billion, which will commence on the in-service date of the Cedar LNG Project in late 2028.
(3)Excludes projects that are executed by equity accounted investees.
(4)Relates to expected variable lease payments excluded from the measurement of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
(5)Pembina entered into agreements committing to 50 percent of the equity contributions required to support the construction of GLEC. Pembina is committed to funding up to approximately $920 million in equity contributions between 2028 and 2030 in connection with GLEC.

Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on its ownership interest. These contributions are determined and approved by the joint venture partners to fund operating budgets, growth capital, and significant projects development costs, including the construction of a floating LNG export facility ("Cedar LNG Project") and the GLEC. Greenlight contributions are committed under the approved project budget and do not require further partner approval. Contributions to other equity accounted investees, including Cedar LNG, remain subject to board approval of individual cash calls and are therefore excluded from Pembina's contractual obligations.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the Company applies significant judgment in estimating probable outcomes. As at September 30, 2026, there were no significant claims filed against Pembina for which management believes the resolution of any such actions or proceedings would have a material impact on Pembina's financial position or results of operations.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at September 30, 2026, Pembina had $122 million (December 31, 2025: $124 million) in letters of credit issued.
Pembina Pipeline Corporation Third Quarter 2026 61

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
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STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.O, PPL.PR.Q, PPL.PF.A and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
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PHONE 403.231.3156
FAX 403.237.0254
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